2006 Annual Report

Our Values

MIGENIX values doing the best that can be done in all situations. Everything we do will adhere to the following core values:

 A commitment to integrity, honesty, and ethics;

 People and relationships, both personal and professional, are a top priority;

 We demonstrate complete trust, fairness, and respect for each person on our team and everyone we touch;

 And, we are dedicated to personal growth and development.

About MIGENIX Inc.

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

MIGENIX Inc. Management’s Discussion & Analysis of Financial Condition and Results of Operations Year Ended April 30, 2006

Letter from the MIGENIX Team

Dear MIGENIX Owner,

Fiscal year 2006 was a year of preparation for us.  In particular, it was marked by many activities which positioned us for the clinical, regulatory, and preclinical results we expect to achieve over the next 4-24 months, some of which have the potential to propel us into an elite group of biotech companies. Here’s what we mean:

In FY2006…	Which sets us up for…

Omiganan 1% gel (CPI-226), for preventing catheter-related infections, was granted a Special Protocol Assessment (SPA) by the US FDA for a confirmatory phase III clinical trial and enrollment began in this international trial (US and Europe)

A phase III clinical result in the second half of calendar 2007, a regulatory submission for marketing approvals (NDA in the US and MAA in Europe) in the first half of calendar 2008
With the initiation of the confirmatory phase III study with omiganan 1% gel, we began an effort to partner the product in Japan and the rest of world	A potential license agreement in territories outside of North America and Europe with related up-front and milestone payments

We completed a monotherapy safety study with celgosivir (MX-3253) in HCV patients, signed a license option agreement with Schering-Plough, initiated a phase II combination therapy study in a non-responder patient population and prepared to initiate a phase II combination therapy study in a treatment-naive patient population

Two phase II HCV combination therapy clinical outcomes in 2006: non-responder 12-week results in October/November 2006; treatment-naïve interim 4-week results by end of 2006; potential for a license agreement

We completed a US$21MM license agreement with Cutanea Life Sciences for development of omiganan (MX-594AN/ CLS001) for the treatment of various dermatological conditions	A phase II clinical result in rosacea (the first dermatological indication Cutanea has chosen to pursue) in calendar year 2007
We initiated non-clinical studies with MX-4509 in two potential neurodegenerative orphan indications	Two non-clinical proof-of-concept results by the end of calendar 2006 which, if positive, can advance MX-4509 back into human clinical trials (one phase I study has already been completed)

We completed the manufacturing process development work needed for our injectable lipopeptide antibiotic, MX-2401, to advance manufacturing for the GLP non-clinical studies required for IND/phase I trial

Entry into GLP non-clinical studies in Q1 2007 and another potential clinical candidate in 2008
A lead series was identified in our preclinical HCV non-nucleoside program, with compounds demonstrating nanomolar activity in the replicon model	The potential for a lead development candidate in calendar year 2007
MX-4565 received a Michael J. Fox Foundation grant for research of this compound and anologues in Parkinson’s disease	Another potential lead development candidate

As you can see by this list of activities in FY2006, we are now in a position to achieve some key results over the next two years which can (a) drive value significantly, (b) begin our transition into a revenue-producing company, and (c) provide us several potential clinical candidates for the future.

 Specifically, with a positive phase III result with omiganan 1% gel, we can start to envision MIGENIX as a revenue company in the relative near-term.  These revenues would begin with the first of the milestones from the US$27 million in total potential milestone payments payable to us by our partner, Cadence Pharmaceuticals, Inc.. The first of these milestone payments are due upon acceptance for filing of the NDA and MAA submissions for marketing approval by the regulatory authorities in the US and Europe, respectively. Then, for each market approval of the product, we would receive additional milestone payments.  Once the product is launched, we will then begin to receive double-digit royalties on net sales and additional milestone payments when certain sales thresholds are achieved.

MIGENIX Inc. Management’s Discussion & Analysis of Financial Condition and Results of Operations Year Ended April 30, 2006

Next, with positive celgosivir phase II HCV combination therapy results this calendar year, we have the potential for significant value appreciation in the near-term.  As you may know, many companies with positive efficacy results in phase II with an HCV product candidate have gone on to be valued in the hundreds of millions, and even billions, of dollars. In addition, partnership deals with phase II HCV compounds are commonly valued in the several hundred million dollars.

And finally, with several of our other pipeline product opportunities – like MX-2401 and MX-4509 – getting closer to the clinic, we have a stream of potential value drivers for the future.

So as we progress through fiscal year 2007, we are excited about our potential to become one of the leading biotech companies in North America. The next two years will be significant toward allowing us to achieve that potential as we begin to experience the results of the transformational strategy we have implemented over the past 4 years.  We have several “shots on goal” over the next two years, with any single “score” capable of making us “winners”.  As always, the entire MIGENIX team thanks you for your support and looks forward to sharing mutual success in the years ahead.

Sincerely,

Jim DeMesa, MD

President and CEO

August 1, 2006

MIGENIX Inc. Management’s Discussion & Analysis of Financial Condition and Results of Operations Year Ended April 30, 2006

The following information should be read in conjunction with the Company’s April 30, 2006 audited consolidated financial statements and related notes included therein. All amounts unless indicated otherwise are expressed in Canadian dollars. The discussion and analysis contained in this Management Discussion & Analysis is as of July 28, 2006. Additional information on the Company including the Company’s Annual Information Form is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) contains forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  All statements or information other than statements of historical fact may be deemed to be forward-looking statements or information. Forward-looking statements frequently, but not always, use the words “intends”, “plans”, “believes”, “anticipates” or “expects” or similar words; that events “will”, “may”, “could” or “should” occur; and/or include statements or information concerning our strategies, goals, plans and expectations.

Forward-looking statements or information in this MD&A include, but are not limited to statements or information concerning: omiganan 1% gel phase III results in the second half of 2007 and Cadence to submit for omiganan 1% gel marketing approvals in the United States and Europe in the first half of 2008; Cadence pursuing pediatric indication for omiganan 1% gel; celgosivir phase IIb non-responder combination therapy results in October or November 2006; enrollment in the celgosivir treatment-naïve combination therapy study commencing shortly with 4 week interim results in late 2006 and 12 week results in the first half of 2007; omiganan phase II rosacea trial initiated and completed by Cutanea in 2007; MX-4509 results from two non-clinical studies by the end of 2006 with clinical studies to follow as deemed appropriate; MX-2401 manufacturing for GLP non-clinical studies to be completed by the end of 2006; the duration of the MX-2401 GLP studies required for a Clinical Trial Application being approximately 12 months; up to US$100,000 in milestones being achieved and payable in the next 12 months pursuant to the Company’s preferred shares; the Company continuing to advance its highest priority programs while operating within an annual burn rate of $11 million to $13 million; and the Company’s financial resources being sufficient to fund operations into the third quarter of calendar 2007.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements or information and you should not place undue reliance on our forward-looking statements or information. Factors that could cause actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements or information include, but are not limited to: dependence on corporate collaborations; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or efficacy of our products; risks relating to requirements for approvals by government agencies such as the FDA and/or Health Canada before products can be tested in clinical trials and ultimately marketed; the possibility that such government agency approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair our ability to advance development and/or market the product successfully; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns, the possibility that opportunities will arise that require more cash then presently anticipated and other uncertainties related to predictions of future cash requirements; management of growth; dependence on key personnel; the possibility that we will not successfully develop any products; the possibility that advances by competitors will cause our proposed products not to be viable, the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe the patent or other intellectual property rights of third parties; the possibility that any products successfully developed by us will not achieve market acceptance; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

MIGENIX Inc. Management’s Discussion & Analysis of Financial Condition and Results of Operations Year Ended April 30, 2006

BUSINESS OVERVIEW

We are in the business of researching, developing and commercializing drugs in the areas of infectious and degenerative diseases. We do not currently have any products approved for sale and our operations consist principally of research and development activities to advance our drug candidates through the product development and regulatory processes to obtain marketing approval (see “Product Approval Process”).  Our drug development programs can be classified by technology/class of compounds, disease area, product formulation/method of delivery, and stage of development, as follows:

ANTI-INFECTIVE DRUG DEVELOPMENT PROGRAMS

Program Name and Compound Class	Disease Area	Stage of Development
Omiganan 1% gel (cationic peptide)

Prevention of catheter-related infections (topical). Cadence has licensed the North American and European rights to use  omiganan for the topical treatment or prevention of device-related, burn-related or surgery-related infections;

Phase III study in United States and Europe in progress. Special Protocol Assessment (SPA) agreement with the US FDA. One phase III study completed in the United States. Out-licensed the North American and European development and commercialization rights to Cadence Pharmaceuticals. Cadence expects the phase III results in the second half of 2007 and to submit for marketing approvals in the United States and Europe in the first half of 2008.

Omiganan for the treatment of Dermatological Diseases (cationic peptide)	Rosacea and other dermatological diseases (topical)

Completed two phase II studies in the United States for the treatment of acne. Out-licensed global development and commercialization rights to Cutanea Life Sciences.  Cutanea has selected Rosacea as lead indication for development and plans to initiate and complete a phase II trial in 2007.

Celgosivir	Treatment of chronic Hepatitis C Virus infections (oral)

Phase II in Canada. Completed phase IIa monotherapy trial. Two phase II studies testing celgosivir in combination with peg-interferon with and/or without ribavirin are in progress. Results from these two studies are expected by the end of 2006.

MX-2401 (amphomycin-related lipopeptide)	Treatment of serious gram positive infections (intravenous)	Preclinical; lead candidate being advanced; $9.3 million funding commitment from Technology Partnerships Canada. Manufacturing for GLP non-clinical studies to be completed by the end of 2006.
SB-9000 (dinucleotide) (formerly MX-1313)	Treatment of Hepatitis B Virus infections	Preclinical. Out-licensed to Spring Bank Technologies.
HCV Non-nucleoside (HCVnn”) (small molecule)	Treatment of chronic Hepatitis C Virus infections	Preclinical; lead series of compounds identified with development work focused on optimizing oral bioavailability and further testing of compounds to generate a lead development candidate

DEGENERATIVE AND METABOLIC DRUG DEVELOPMENT PROGRAMS

Program Name and Compound Class	Disease Area	Stage of Development
MX-4509 (17á-estradiol sodium sulfate)	Treatment of neurodegenerative diseases (oral)	Evaluating potential orphan indications in non-clinical studies. Results of the non-clinical studies expected by the end of 2006. One phase I trial completed.
MX-4565 (small molecule)	Treatment of ophthalmic diseases (eg retinitis pigmentosa) and neurodegenerative diseases (e.g. Parkinson’s disease, Alzheimer’s disease)	Preclinical. Evaluating potential in Parkinson’s and other diseases.
MX-4042 (small molecule)	Treatment of arthritis	Preclinical

Product Approval Process

The production and manufacture of our drug candidates, and our research and development activities, are subject to rigorous governmental regulations regarding safety and efficacy. In Canada, these activities are regulated by the Food and Drugs Act (Canada) administered by Health Canada. In the United States, drugs are regulated by the Federal Food, Drug, and Cosmetic Act, administered by the Food and Drug Administration (“FDA”). The government regulatory authorities have responsibility for overseeing the country's requirements for conducting clinical trial investigations and approving new drugs for marketed use. Regulatory authorities require facilities responsible for manufacturing, processing, packaging or holding of drugs, sites performing preclinical work to support marketing applications and all clinical sites to adhere to a strict set of standards, specifically Good Manufacturing Practices (“GMPs”), Good Laboratory Practices (“GLPs”) and Good Clinical Practices (“GCPs”). Routine inspections are performed to ensure compliance with these standards.

MIGENIX Inc. Management’s Discussion & Analysis of Financial Condition and Results of Operations Year Ended April 30, 2006

The principal activities that must be completed before obtaining approval for marketing of any new drug product in Canada and the United States are generally as follows:

(a) Preclinical (non-clinical) Studies. Preclinical studies are conducted in vitro and in animals to evaluate the drug's toxic and pharmacologic effects. Toxicity screening is performed, as well as investigations on drug absorption and metabolism, the toxicity of the drug's metabolites, and the speed with which the drug and its metabolites are excreted from the body.

(b) Phase I Clinical Trials. Phase I clinical trials consist of testing a drug candidate in a small number of human subjects (usually healthy volunteers) to assess its safety (toxicity), dose tolerance and pharmacokinetic properties including absorption, distribution, metabolism and elimination. Information from a phase I study is used to design well-controlled phase II studies.

(c) Phase II Clinical Trials. Phase II clinical trials usually involve a larger number of subjects than is required for phase I clinical trials. They are conducted to evaluate the safety, tolerability and effectiveness of a drug in patients having the disease or medical condition for which the drug is likely to be indicated. These trials also serve to identify possible common short-term side effects and risks in a larger group of patients. Potential dosing regimens may also be evaluated during phase II clinical trials.

(d) Phase III Clinical Trials. Phase III clinical trials involve conducting tests in an expanded patient population at geographically dispersed test sites (multi-centre trials) to establish clinical safety and effectiveness, after preliminary evidence suggesting efficacy of the drug has been demonstrated in phase II studies. These trials also generate information from which the overall benefit-risk relationship relating to the drug can be determined and provide information as to what may be included in the drug labelling.

Successful preclinical results (achieving potentially valuable pharmacological activity combined with an acceptable level of toxicity) enable the developer of a new drug to seek authorization from regulatory authorities to commence clinical trials. In the United States an Investigational New Drug (“IND”) application must be submitted to the FDA at least 30 days before clinical trials begin. In Canada, a Clinical Trial Application (“CTA”) must be approved by Health Canada prior to commencement of each clinical trial. The IND or CTA contains all relevant preclinical and clinical information.

As the method of manufacture may affect the efficacy and safety of a drug, information on manufacturing methods and standards, and the stability of the drug substance and dosage form must be presented to the relevant regulatory authority. This is to ensure that a product that may eventually be sold to the public has the same composition as that determined to be effective and safe in clinical trials.  Production methods and quality control procedures must be in place to ensure the product can reproducibly meet its approved specifications.

MIGENIX Inc. Management’s Discussion & Analysis of Financial Condition and Results of Operations Year Ended April 30, 2006

Upon completion of all clinical trials the results are submitted to the FDA as part of a New Drug Application (“NDA”) or to Health Canada as part of a New Drug Submission (“NDS”) to obtain approval to commence marketing of the drug. On approval of these submissions, the FDA or Health Canada grants a licence to market the product in the United States or Canada, respectively.

The FDA or Health Canada requires post-market surveillance programs to monitor a product’s safety. Results of post-marketing programs may limit or expand the further marketing of products. A serious safety, effectiveness or quality problem involving an approved drug may result in FDA or Health Canada action requiring suspension or withdrawal of the product from the market and possible recall action.

MIGENIX Business Model

Within the areas of infectious and degenerative diseases, we are focused on developing compounds from the post-discovery stage (i.e. lead identification and optimization) through to late-stage clinical development (i.e. phase II or phase III). In the future, we intend to expand our business model to retain certain commercialization rights. Additionally we may collaborate with third parties to advance research and development programs, and out-license non-core programs to third parties. To expand the breadth and depth of our product pipeline our business model includes acquiring and in-licensing technologies and product candidates, typically at the post-discovery to phase I stages of development.

Our business model includes out-licensing (partnering) selected product candidates to pharmaceutical and other biotechnology or biomedical companies, typically in late phase II (after preliminary safety and proof of efficacy parameters in humans have been obtained) or during phase III. Out-licensing at this stage of development is intended to reduce product development and commercialization risks, minimize advanced development expenses through sponsored late-stage clinical and manufacturing development programs, leverage the development and commercialization capabilities of our partners, and to maximize the revenue value of these product candidates that will be received by  us in the form of up-front license fees, milestone payments, research and development collaboration payments and royalties on product sales. We expect this to enable us to develop a greater number of product opportunities than would otherwise be possible and to focus primarily on our strengths in product development and partnering.

We use contract manufacturing organizations for the manufacture and supply of our drug candidates for preclinical and clinical studies and contract research organizations to perform certain preclinical and clinical study activities.

An important component of our business is seeking, obtaining and maintaining patent protection in the United States and other significant market territories for our technologies and product candidates.

DEVELOPMENT PROGRAMS

Omiganan 1% gel: Prevention of Catheter-Related Infections

In June 2005 our partner for the North American and European development and commercialization of omiganan 1% gel (also known as MX-226 or CPI-226), Cadence Pharmaceuticals, Inc. (Cadence), and the FDA reached a written agreement on a protocol for a phase III clinical trial of omiganan 1% gel which, if successful, would support US marketing approval for the prevention of local catheter site infections. This agreement was reached under the FDA's special protocol assessment (“SPA”) process, which establishes a written agreement between the FDA and the sponsoring company regarding clinical trial design, endpoints, study conduct, data analysis, and other elements of the study protocol. It is intended to provide agreement that, if the trial is executed per the protocol and pre-specified trial endpoints are achieved, they may serve as the primary basis for an efficacy claim in support of a NDA. In general, the SPA is considered binding on both the FDA and the study sponsor.

MIGENIX Inc. Management’s Discussion & Analysis of Financial Condition and Results of Operations Year Ended April 30, 2006

Cadence initiated United States enrollment in a multi-national pivotal phase III study of omiganan 1% gel in August 2005 pursuant to the SPA. European enrollment in the study was initiated in January 2006. This confirmatory phase III trial is a randomized, Evaluation Committee-blinded study to evaluate the effectiveness of omiganan 1% gel vs. 10% povidone-iodine for the prevention of catheter-related infections in approximately 1,250 hospitalized patients with central venous catheters. The primary efficacy endpoint of the study is to evaluate whether omiganan 1% gel is superior to 10% povidone-iodine treatment in reduction of local catheter site infections in patients requiring central venous catheterization. Other secondary objectives of this study include assessing the effectiveness of omiganan 1% gel in preventing catheter colonization, catheter-related bloodstream infections and all-cause bloodstream infections in patients requiring central venous catheterization, as well as gathering additional safety data on omiganan 1% gel. Cadence originally planned to complete the study in the first half of calendar 2007, however in July 2006 Cadence revised this to the second half of 2007. Cadence has also advised us that they plan to submit an NDA to the FDA and a Marketing Authorization Application to European regulatory authorities, for marketing approval in the US and Europe respectively, in the first half of 2008. Additionally, Cadence intends to also pursue, as a post marketing application, a pediatric indication for omiganan 1% gel in the prevention of catheter-related infections (current and prior studies have been in adult patients and some studies in pediatric patients will likely be required for expansion to pediatric population).

In the first phase III study (completed July 2003 in the United States) with over 1,400 patients, omiganan 1% gel demonstrated a statistically significant (p = 0.004) 49% reduction in local catheter site infections, and a statistically significant (p = 0.002) 21% reduction in catheter colonization, both secondary endpoints in the study. In the study there was also a statistically significant (p = 0.002) 51% reduction in catheter replacements. Statistical significance was not reached in the study for the primary endpoint of catheter-related bloodstream infections.

Under the terms of the Collaboration and License agreement with Cadence, MIGENIX can now receive up to US$27 million (reduced from $30 million as certain alternative milestone payments relating to the first phase III study are no longer considered possible) in development and commercialization milestone payments starting with the US and European regulatory submission process; and a double-digit royalty on net sales. In addition, Cadence funds the clinical, regulatory, and commercialization costs related to omiganan 1% gel and are responsible for manufacturing. MIGENIX has initiated activities directed at securing a development and commercialization partner for omiganan 1% gel in Japan and other territories outside of North America and Europe.

Celgosivir: Treatment of Chronic Hepatitis C virus (“HCV”) Infections

The current standard of care treatment regimen for genotype 1 HCV infections (the most common North American genotype) is a combination therapy approach (combination of pegylated alpha interferon and ribavirin) which is effective in only about 40% to 50% of patients. Preclinical studies have demonstrated synergistic activity between celgosivir, interferon alpha and ribavirin, as well as other anti-HCV compounds, in a BVDV surrogate model for HCV infections. Celgosivir has also been shown to inhibit HCV and BVDV to a similar extent in in vitro assays. These data provide the basis for the Company’s strategy to develop celgosivir as a combination therapy with pegylated alpha interferon and/or other HCV products for the treatment of chronic HCV infection.

MIGENIX’s celgosivir clinical development activities to date include three phase II clinical studies in patients infected with chronic HCV genotype 1: (i) a monotherapy study (completed in September 2005); (ii) a combination therapy study in patients previously non-responsive or partially responsive to interferon-based therapy (“non-responders”); and (iii) a combination therapy study in treatment-naïve patients, which includes an assessment of viral kinetics:

Phase IIa Monotherapy Study

The phase IIa monotherapy study was an open-label, randomized, dose-response (three groups), 12-week study in treatment-naïve and interferon-intolerant chronic HCV genotype 1 patients. Enrollment started in October 2004 and 43 patients participated. The results demonstrated that celgosivir was well-tolerated with generally mild to moderate, reversible side effects, and no serious adverse events were observed. In two patients an antiviral effect (measured by the decrease from baseline of HCV RNA) of 1.0 log10 (90% clearing of the virus) or greater reduction in viral load was observed, with one patient achieving a peak reduction in HCV RNA of 2.6 log10 (99.8% clearing of the virus). The mean decrease in HCV RNA did not reach clinical significance. The Company concluded that the phase IIa monotherapy results, along with the preclinical synergy data generated to date (synergistic activity between celgosivir, interferon alpha and ribavirin), support the Company’s combination therapy development strategy.

MIGENIX Inc. Management’s Discussion & Analysis of Financial Condition and Results of Operations Year Ended April 30, 2006

Phase IIb Combination Therapy Study (non-responder patients)

Enrollment in a phase IIb combination study commenced in November 2005 and results of the study are expected in October or November 2006. This study is a multi-center, active-controlled, 12-week evaluation of efficacy and safety in 57 non-responder patients randomly assigned to one of three treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (3-way combination); (ii) celgosivir plus peginterferon alfa-2b (2-way combination); and (iii) celgosivir placebo plus peginterferon alfa-2b plus ribavirin (control). Subjects with chronic HCV genotype 1 infections are eligible for this study if they have either never responded to a prior treatment consisting of pegylated alpha interferon plus ribavirin or if their viral load decrease had never reached undetectable levels. Patients completing 12 weeks of treatment in the phase IIb study have the option to participate for up to an additional 36 weeks in an extension study. In consultation with their physician the patient can elect to continue on with their current treatment or, if on the celgosivir peginterferon 2-way combination or the control treatments, can switch to the celosivir peginterferon ribavirin 3-way combination treatment. Of the 57 patients enrolled in the phase IIb study, as of July 11, 2006: (i) 31 patients have completed 12 weeks of treatment and have enrolled in the extension study; (ii) 19 patients are in the 12-week treatment period; and (iii) 7 patients discontinued treatment prior to completion of treatment (6 for interferon-related side effects and 1 for other reasons unrelated to celgosivir).

In July 2005 we completed a Material Transfer and License Option agreement with Schering-Plough providing for (a) the supply of PEGETRON® (peginterferon alfa-2b powder plus ribavirin) for this phase IIb study, (b) certain technical and laboratory support and other services for the phase IIb study, and (c) certain limited rights for Schering’s review of clinical trial results and for the negotiation of a license agreement. As of April 30, 2006, the Company estimates that the value of the PEGETRON® and lab testing services received by the Company to be approximately $0.7 million and the Company has recorded this non-monetary consideration and expense at a net cost of $nil in its research and development expenses for the year ended April 30, 2006.

Phase II Combination Therapy Study (treatment-naïve patients)

In May 2006 the Company received a Notice of Authorization from Health Canada allowing us to begin a phase II combination study of celgosivir in treatment-naïve patients with chronic HCV (genotype 1) infection designed to determine the efficacy, safety, tolerability and pharmacokinetics of celgosivir in combination with peginterferon alfa-2b, with ribavirin. In July 2006 we received approval for an amended protocol to include two treatment arms rather than the previous three-arm design. This phase II study is a 12 week randomized, active-controlled study in up to 20 patients in two treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (3-way combination); and (ii) peginterferon alfa-2b plus ribavirin (control). As part of the study, the viral kinetics of celgosivir will be evaluated. Enrollment in the study is expected to commence shortly with 4 week interim results expected in late 2006 and 12 week results expected in the first half of 2007.

Omiganan for the Treatment of Dermatological Diseases

A license agreement for the development and commercialization of omiganan for the treatment of dermatological diseases was executed on December 7, 2005 with Cutanea Life Sciences, Inc., (“Cutanea”) a private, dermatological pharmaceutical company based in metropolitan Philadelphia, Pennsylvania.

Pursuant to the license agreement, MIGENIX received an upfront payment and can receive up to approximately US$21 million in development and commercialization milestone payments, as well as royalties on net sales. Cutanea received exclusive worldwide rights to develop and market omiganan and its analogues for dermatological indications. Cutanea is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs.

Future development activities will be determined by Cutanea and will focus on the treatment of dermatological conditions with inflammatory and infectious components. Prior to licensing omiganan for dermatological diseases to Cutanea, MIGENIX had completed three phase I and two phase II clinical studies exploring the use of omiganan in the treatment of acne. Cutanea has advised the Company that it is pursuing Rosacea as its first indication for development and plans to initiate and complete a phase II clinical trial in 2007. Prior to initiating the phase II trial Cutanea will need to: complete formulation work; manufacture the drug; hold a pre-IND meeting with the FDA; submit an IND for the phase II trial; and all other activities necessary to initiate a clinical trial.

MX-4509: Treatment of Neurodegenerative Diseases

MX-4509 (17á-estradiol sodium sulfate) is being evaluated for its therapeutic potential in certain orphan neurodegenerative indications. In May 2005 the Company made the strategic decision to pursue potential orphan indications and not to proceed with a planned phase I/II study in Alzheimer’s patients. A non-clinical study of MX-4509 in a potential neurodegenerative orphan indication was initiated in October 2005 and a study in a second indication started in May 2006, with clinical studies to follow, as deemed appropriate, based on the non-clinical results. The non-clinical study results are expected by the end of 2006. MX-4509 was well tolerated in an initial phase I clinical study and has demonstrated activity in multiple non-clinical models used for assessing drugs for neuroprotection.

MIGENIX Inc. Management’s Discussion & Analysis of Financial Condition and Results of Operations Year Ended April 30, 2006

In January 2006 the Company received notice from the licensor of certain patents that pertain to the MX-4509 program alleging a default by the Company under the terms of the license. The Company provided documentation to the licensor within the cure period provided for in the license to demonstrate that the Company has been performing in accordance with the terms of the license. The notice of default was withdrawn by the licensor in May 2006.

MX-2401: Treatment of Serious Gram-positive Bacterial Infections

In December 2003, MX-2401 was identified as the lead development candidate in our systemic antibacterial lipopeptide program.  MX-2401 is being developed for the treatment of serious Gram-positive bacterial infections.  On March 31, 2005 we entered into an agreement with the Government of Canada under the Technology Partnership’s Canada (“TPC”) program which will provide up to $9.3 million in funding for the development of MX-2401 through the completion of the first phase III clinical trial.

In studies conducted by Dr. William Craig at the University of Wisconsin Medical School and the VA Medical Center, the ability of MX-2401 to kill Streptococcus pneumoniae in the lungs and/or thighs of infected mice (a model used to evaluate the potential for efficacy in human pneumonia and complicated skin and soft tissue infections) and the efficacy of MX-2401 against another serious gram-positive pathogen, Staphylococcus aureus were confirmed.

The Company is developing the process for manufacturing MX-2401 on a scale that will provide sufficient quantities of MX-2401 for the GLP non-clinical toxicity studies required to support moving MX-2401 into clinical development. This process development work and the manufacturing of MX-2401 for the planned GLP studies is projected to complete by the end of 2006 and the various GLP non-clinical studies required for a Clinical Trial Application (“CTA”) could be completed approximately 12 months thereafter. Prior to initiating clinical trials with MX-2401 the Company will need to initiate and complete the manufacture of MX-2401 for the clinical study, submit a CTA and obtain approval from Health Canada for the clinical study, and various other activities.

SB-9000 (formerly MX-1313): Treatment of Hepatitis B virus (“HBV”) Infections

In December 2003, the Company entered into a license agreement with Spring Bank Technologies Inc. (“Spring Bank”), whereby the Company granted Spring Bank the worldwide rights to a dinucleotide analogue compound acquired in September 2002 from Origenix Technologies Inc. As consideration, the Company received 4,000 Series A non-voting, convertible and redeemable preferred shares of Spring Bank. The investment in Spring Bank has been recorded as a long term asset at a nominal amount of $1,000. In addition, the Company may receive in the future, clinical development milestone payments aggregating US$3.5 million and royalties upon commercialization. Spring Bank is responsible for all development and related patent costs.

Pursuant to the license agreement MIGENIX is to receive annual progress reports on the development of SB-9000. The 2005 progress report shows various preclinical development activities supporting the advancement of SB-9000 and expansion of the intellectual property position through patent filings.

Other Research and Development Programs

The Company has advanced compounds from an internally developed HCV non-nucleoside (“HCVnn”) program and has identified a lead series of compounds showing nanomolar (excellent) activity in replicon assays. Work in the Company’s MX-4565 (neurodegenerative diseases) program has included non-clinical models of Parkinson’s disease, Friedreich’s ataxia and other disease indications. The Parkinson’s disease work has resulted in a research collaborator obtaining support from the Michael J. Fox Foundation for further research. Work in both the HCVnn and MX-4565 programs is focused on advancing the compounds into animal studies and non-clinical development. In the MX-4042 (arthritis) program work during the year focused on a non-clinical model of osteoarthritis and selective work following encouraging results from the study.

As funding and personnel resources for our earlier stage programs are limited (see “LIQUIDITY and CAPITAL RESOURCES”) work on these programs is not being fully advanced at this time (see “RISKS AND UNCERTAINTIES”). During the quarter ended October 31, 2005, based on preclinical results the Company terminated development of certain preclinical HBV and HCV compounds acquired from Origenix in 2002 (the decision to terminate was based on selecting the HCVnn program to advance) and at April 30, 2006 the Company wrote-off the MX-3108 obesity program (part of the MitoKor acquisition) as it was not being actively developed (see “Write-down of Intangible Assets” for write-down in the carrying value of these programs).

MIGENIX Inc. Management’s Discussion & Analysis of Financial Condition and Results of Operations Year Ended April 30, 2006

DISCLOSURE CONTROLS AND PROCEDURES

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Administrators’ rules and forms. Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures as of April 30, 2006 and concluded that our current disclosure controls and procedures are effective.

CRITICAL ACCOUNTING POLICIES

The Company’s audited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and the reporting currency is Canadian dollars. These accounting principles require the Company to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made.  Actual results could differ from these estimates.  Areas of significant estimates include recognition of revenue, amortization of intangible assets, assessment of the carrying value of intangible assets, and stock-based compensation. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“US GAAP”) is described in Note 18 to the audited consolidated financial statements for the year ended April 30, 2006.

The significant accounting policies that the Company believes are the most critical in fully understanding and evaluating the reported financial results include the following:

Revenue recognition

Revenue to date has primarily been derived from initial license fees and research and development collaboration payments from licensing arrangements. Initial fees and milestone fees received which require the Company’s ongoing involvement are deferred and amortized into income over the term of the underlying product development period.  A change in the underlying product development period from the originally estimated period may result in a longer or shorter period that the initial fees are amortized into income, decreasing or increasing income respectively. Research and development collaboration revenues generally compensate the Company for non-clinical and clinical expenses related to development programs under collaborative/licensing agreements for certain product candidates of the Company, and are recognized as revenue when the research and development activities are performed under the terms of the agreements.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to the Company’s research and development programs.  Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization.  The Company assesses whether costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Under US GAAP, costs to purchase rights to unproven technology which may not have alternate future uses are expensed as research and development.  Under Canadian GAAP, the purchase cost of such rights is generally capitalized as an intangible asset.  Any change in the future use or impairment of unproven technology may have a material impact on the Company’s Canadian GAAP financial statements.

Intangible assets

Intangible assets are comprised of technology licenses and acquired technology and include those acquired in exchange for equity instruments issued by the Company.  Intangible assets are amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years.  The Company determines the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  The Company reviews the carrying value of its intangible assets on a quarterly basis to determine if there has been a change in any of these factors.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

MIGENIX Inc. Management’s Discussion & Analysis of Financial Condition and Results of Operations Year Ended April 30, 2006

Stock-based compensation

The Company grants stock options to executive officers and directors, employees, consultants and advisory board members pursuant to its stock option plans. The Company records all stock-based awards to the Company’s executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms of the stock options. The Company discloses the proforma effects to the loss and loss per common share for the period as if the fair value method had been used for awards to executive officers, directors and employees granted, modified or settled during the period May 1, 2002 to April 30, 2003. The Black-Scholes option pricing model is based on several subjective assumptions including the expected life of the option and the expected volatility at the time the options are granted. Changes in these assumptions can materially affect the measure of the estimated fair value of the stock options and hence, the results of operations. Stock-based compensation is likely to change from period to period as further options are granted and adjustments made for stock options forfeited.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments

Effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments - Disclosure and Presentation was amended to require obligations of a fixed amount that may be settled, at the issuer's option, by issuing a variable number of the issuer's own equity instruments to be presented as liabilities rather than equity. Effective for the fiscal year beginning May 1, 2005, the Company adopted the amended standard retroactively with restatement of prior periods. As a result of adopting this standard, the Company has reclassified its preferred shares from equity to liabilities.

Effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments – Disclosure and Presentation was amended to require obligations of a fixed amount that may be settled, at the issuer’s option, by issuing a variable number of the issuer’s own equity instruments to be presented as liabilities rather than equity. Effective for the fiscal year beginning May 1, 2005, the Company adopted the amended standard retroactively with restatement of prior periods. As a result of adopting this standard, the Company has reclassified its preferred shares from equity to liabilities.

SELECTED ANNUAL FINANCIAL INFORMATION

The following table provides summary financial information for our April 30, 2006, 2005 and 2004 financial years:

2006 $	2005 $	2004 $

(Expressed in thousands, except per share amounts)

Statement of Loss and Deficit
Total revenue	574	2,451	2,971
Research and development expenses	(7,715)	(8,566)	(10,528)
General and corporate expenses	(3,430)	(3,770)	(3,648)
Amortization	(970)	(897)	(615)
Write-down of intangible assets	(138)	(16)	(1,056)
Other income (expense)	329	255	381
Loss for the year	(11,350)	(10,544)	(12,495)
Accumulated deficit	(108,665)	(97,315)	(86,771)
Basic and diluted loss per common share	(0.16)	(0.18)	(0.26)
Balance Sheet
Total current assets	10,092	13,453	22,060
Total assets	16,872	21,206	25,077
Total long-term liabilities	-	6	68
Total liabilities	3,833	2,644	3,070
Shareholders’ equity	13,039	18,542	22,007

MIGENIX Inc. Management’s Discussion & Analysis of Financial Condition and Results of Operations Year Ended April 30, 2006

We have no fixed dividend policy and have not paid dividends since our incorporation. The payment of dividends is subject to the discretion of the board of directors and will depend, among other factors, on our earnings, capital requirements and operating and financial condition. We currently intend to retain future earnings, if any, to finance the growth and development of our business and do not intend to pay any dividends on our common shares or preferred shares in the foreseeable future.

See "RESULTS OF OPERATIONS" and "LIQUIDITY AND CAPITAL RESOURCES" below for discussion of the period variations and trends in results of operations and financial condition. See also "SELECTED QUARTERLY FINANCIAL DATA" for summary of financial data and a discussion of period variations for our last eight quarters.

RESULTS OF OPERATIONS

MIGENIX commenced operations in January 1993 and has devoted its resources to the research and development of experimental new drug candidates. See “BUSINESS OVERVIEW” and “DEVELOPMENT PROGRAMS” for description of the Company’s business, the drug candidates being developed and current development activities, development and commercialization agreements, and near-term milestones. No product candidates being developed by MIGENIX have been approved to be marketed commercially to date. MIGENIX has been unprofitable since its formation incurring significant operating losses each year and has incurred a cumulative deficit of $108.7 million to April 30, 2006.

For the year ended April 30, 2006 (“Fiscal 2006”), MIGENIX incurred a loss of $11.3 million (2005: $10.5 million; 2004: $12.5 million) or $0.16 (2005: $0.18; 2004: $0.26) per common share. The increase in the Fiscal 2006 loss compared to the Fiscal 2005 loss is principally attributable to higher licensing revenues in Fiscal 2005 (see “Revenues” below), partially offset by a reduction in operating expenses in Fiscal 2006 (see “Operating Expenses” below).

Revenues

During Fiscal 2006 the Company had licensing revenue of $0.2 million (2005: $2.1 million; 2004: $1.2 million) and research and development collaboration revenue of $0.3 million (2005: $0.4 million; 2004: $1.8 million). The Fiscal 2006 licensing revenue is pursuant to the license agreement entered into with Cutanea in December 2005 whereby the Company received a non-refundable upfront payment of $0.2 million (see “DEVELOPMENT PROGRAMS – Omiganan for the Treatment of Dermatological Diseases”). The Fiscal 2005 licensing revenue was pursuant to August 2004 collaboration and license agreement with Cadence which included a $2.0  million initial license fee and a $0.1 million premium on an equity investment made by Cadence (see “DEVELOPMENT PROGRAMS – Omiganan 1% gel: Prevention of Catheter-Related Infections”). Research and development collaboration revenues for Fiscal 2006 and 2005 were principally pursuant to the sale of omiganan drug substance to Cadence. The Fiscal 2004 licensing and research and development collaboration revenue were pursuant to the omiganan 1% gel license agreement with Fujisawa Healthcare signed in July 2002 and terminated in January 2004.

Operating Expenses

Operating expenses decreased in Fiscal 2006 to $12.3 million (2005 $13.2 million; 2004: $15.8 million). The decrease in Fiscal 2006 operating expenses is principally due to a decrease in research and development costs (see “Research and Development”) and a decrease in general and corporate costs (see “General and Corporate”).

Research and Development

Research and development expenses decreased in Fiscal 2006 to $7.7 million (2005: $8.6 million; 2004: $10.5 million). Research and development expenses include: (1) research and development personnel costs; (2) clinical development program costs; (3) patent-related costs; and (4) other research and development costs.

Research and development personnel costs for Fiscal 2006 were $2.7 million (2005: $3.3 million; 2004: $3.7 million). The decrease in Fiscal 2006 was primarily due to reduced head count as a result of the Company’s cost reduction steps in May and June 2005 and ongoing cost containment measures (see “LIQUIDITY AND CAPITAL RESOURCES”).

MIGENIX Inc. Management’s Discussion & Analysis of Financial Condition and Results of Operations Year Ended April 30, 2006

Clinical program development costs in Fiscal 2006 were $2.6 million (2005: $2.3 million; 2004: $4.0 million). The increase in the Fiscal 2006 clinical program development costs compared with Fiscal 2005 is due to increased activity in the celgosivir program including: phase IIb combination study initiated November 2005; phase IIa monotherapy trial initiated in Fiscal 2005 (October 2004) and completed in Fiscal 2006 (September 2005); and other activities (see “DEVELOPMENT PROGRAMS - Celgosivir: Treatment of Chronic HCV Infections”). Fiscal 2006 costs in the celgosivir program were $2.1 million (2005: $1.2 million; 2004: $nil).  The increase in celgosivir program costs was partially offset by a decrease in MX-4509 program costs resulting from the decision to pursue potential orphan indications, and not proceeding with the planned phase I/II trial in Alzheimer’s patients (see “DEVELOPMENT PROGRAMS - MX-4509: Treatment of Neurodegenerative Diseases”). Fiscal 2006 costs in the MX-4509 program were $0.2 million (2005: $0.7 million; 2004: $nil). Clinical costs in the omiganan programs in Fiscal 2006 were nominal (omiganan 1% gel – 2005: $nil; 2004: $1.7 million; and omiganan for the treatment of dermatological diseases - 2005: $0.2 million; 2004: $2.0 million) as the Company’s partners fund the development costs for these programs and in the case of omiganan for dermatological diseases the Company was delaying certain development work until a partner was secured (see” DEVELOPMENT PROGRAMS - Omiganan 1% gel: Prevention of Catheter-Related Infections”) and “DEVELOPMENT PROGRAMS – Omiganan for the Treatment of Dermatological Diseases”).

Patent-related costs in Fiscal 2006 were $0.9 million (2005: $1.0 million; 2004: $0.7 million).

Other research and development costs in Fiscal 2006 were $1.5 million (2005: $2.0 million; 2004: $2.1 million) including $0.6 million (2005: $0.6 million; 2004: $0.9 million) in MX-2401 preclinical development costs and are net of a $0.2 million (2005: $0.5 million; 2004: $nil) reduction in MX-2401 costs resulting from government assistance (see “DEVELOPMENT PROGRAMS – MX-2401: Treatment of Serious Gram-positive Bacterial Infections”). The remaining other research and development costs reflect product development costs for programs that are not at the clinical stage of development and costs that are not allocated to specific programs. The decrease in Fiscal 2006 other costs is a result of the Company’s cost reduction steps and ongoing cost containment measures (see “LIQUIDITY AND CAPITAL RESOURCES”).

General and Corporate

General and corporate expenses decreased in Fiscal 2006 to $3.4 million (2005: $3.8 million; 2004: $3.6 million).  The decrease in Fiscal 2006 is primarily due to decreased legal and other costs. Personnel costs were $2.2 million in Fiscal 2006 (2005: $2.2 million; 2004: $2.5 million).

Amortization

Amortization expense in Fiscal 2006 for capital assets was $0.3 million (2005: $0.3 million; 2004: $0.3 million).

Amortization expense in Fiscal 2006 for intangible assets was $0.7 million (2005: $0.5 million; 2004: $0.3 million). The increase in Fiscal 2006 is due to primarily to the amortization of the MX-4509, MX-4565 and MX-4042 programs acquired August 31, 2004 (see “DEVELOPMENT PROGRAMS - MX-4509: Treatment of Neurodegenerative Diseases” and “DEVELOPMENT PROGRAMS - Other Research and Development Programs”).

Write-down of Intangible Assets

Pursuant to quarterly reviews during Fiscal 2006 the Company determined that write-downs were appropriate in respect of certain preclinical HBV and HCV compounds acquired from Origenix in 2002 and the MX-3108 obesity program acquired as part of the MitoKor acquisition (see “DEVELOPMENT PROGRAMS - Other Research and Development Programs” - these write-downs resulted in a $0.1 million charge to operations. These write-downs did not have a significant impact on the Company’s operations. During Fiscal 2004 the Company determined that write-downs were appropriate in respect of the HCV replication assay and the MX-1121 HPV oligonucleotide programs - these write-downs resulted in a $1.1 million charge to operations.

Other Income and Expenses

Other income and expenses includes two principal items: (1) interest income generated from investments of the Company’s cash balances; and (2) foreign exchange gains and losses on the Company’s United States (“US”) dollar denominated cash and cash equivalents, amounts receivable and accounts payable balances. See “FINANCIAL INSTRUMENTS AND RISKS”.

Interest income for Fiscal 2006 was $0.3 million (2005: $0.4 million; 2004: $0.6 million). The decrease in Fiscal 2006 interest income resulted from lower average cash, cash equivalent and short-term investment balances.  The average rate of return for Fiscal 2006 was 2.6% (2005: 2.2%; 2004: 2.8%).

The Company incurred a nominal foreign exchange loss in Fiscal 2006 (2005: $0.1 million; 2004: $0.2 million).

MIGENIX Inc. Management’s Discussion & Analysis of Financial Condition and Results of Operations Year Ended April 30, 2006

Capital and Intangible Asset Expenditures

Capital asset expenditures in Fiscal 2006 were less than $0.1 million (2005: $0.2 million; 2004: $0.3 million). Fiscal 2004 capital asset expenditures include $0.2 million in lab equipment acquired through a capital lease.

Intangible assets at April 30, 2006 include acquired technology and capitalized technology license costs for the Company’s neurodegenerative (MX-4509, MX-4565 and MX-4042), lipopeptide (MX-2401), celgosivir, and HBV (SB-9000) programs. The $5.6 million carrying value of these intangible assets at April 30, 2006 does not necessarily reflect present or future values of the underlying programs/technologies and the ultimate amount recoverable by the Company in respect of these assets will be dependent upon the successful development and commercialization of products based on these assets and/or out-licensing of the programs/technologies to third parties (see “RISKS and UNCERTAINTIES”).

Technology license costs capitalized in Fiscal 2006 were $nil (2005: $nil; 2004: $0.2 million). Technology license costs capitalized in Fiscal 2004 relate to the license agreement with Virogen for celgosivir.

Acquired technology costs capitalized in Fiscal 2006 were $nil (2005: $5.8 million; 2004: $nil). The acquired technology costs capitalized Fiscal 2005 relate to the MitoKor programs (including MX-4509, MX-4565 and MX-4042) acquired August 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

As of April 30, 2006, the Company had cash, cash equivalents and short term investments of $9.4 million (April 30, 2005: $12.0 million) and the Company’s net working capital was $6.3 million (April 30, 2005: $10.8 million) (see below for additional $8.8 million in funds raised in May 2006). The $4.5 million decrease in net working capital from April 30, 2005 to April 30, 2006 is primarily attributable to the loss of $10.0 million (excluding amortization, write-down of intangible assets and stock-based compensation non-cash expenses) for the year ended April 30, 2006 less the $5.7 million in net proceeds from a public offering completed May 31, 2005 (see below). The Company’s cash equivalents and short term investments are invested in high-grade liquid financial instruments with maturity dates, selected with respect to the expected timing of expenditures to fund operations (not to exceed three years) and prevailing and expected interest rates (see “FINANCIAL INSTRUMENTS AND RISKS”).

MIGENIX has financed its operations to date primarily through the sale of equity securities. On May 31, 2005, the Company completed a public offering of 14,457,000 units at a price of $0.45 per unit for gross proceeds of $6.5 million with each unit consisting of one common share and one-half of one common share purchase warrant (see “OUTSTANDING SHARE DATA”).

In May 2006 the Company completed a financing of $8.8 million relating to the sale of a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals (see “DEVELOPMENT PROGRAMS – Omiganan 1% gel: Prevention of Catheter-Related Infections”) and Cutanea Life Sciences (see “DEVELOPMENT PROGRAMS – Omiganan for the Treatment of Dermatological Diseases”). A total of 29,465 royalty units were issued at a price of $300 per unit representing the royalties purchased by the unit holders (up to $1,000 per unit) under the license agreements. The $1,000 of royalties per unit purchased is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties until a further $400 of royalties is paid per unit. The units contain features whereby the Company or the unit holders may elect to convert the units into the Company’s common shares (see “OUTSTANDING SHARE DATA”). The Company has provided the buyers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements. In connection with completing the transaction the Company: [i] paid the agent a cash commission of $0.7 million and issued to the agent warrants expiring May 3, 2009 for the purchase of 883,950 common shares at a price of $0.50 per common share (see “OUTSTANDING SHARE DATA”); and [ii] incurred approximately $0.4 million in legal, professional and other costs of which $0.3 million is included in other assets at April 30, 2006.

MIGENIX Inc. Management’s Discussion & Analysis of Financial Condition and Results of Operations Year Ended April 30, 2006

In March 2005 the Company obtained a $9.3 million funding commitment for the MX-2401 program from the TPC program (see “DEVELOPMENT PROGRAMS – MX-2401: Treatment of Serious Gram-positive Bacterial Infections”). As at April 30, 2006 the Company had expenditures qualifying for $0.7 million of funding under this commitment of which $0.5 million had been received and $0.2 million was recorded as government assistance receivable. The TPC funding covers 26% of eligible costs and a royalty is payable to TPC if the MX-2401 program is successful (determination of success includes the obtaining of marketing approval).  The royalty payable, if any, is 1.75% of any post commercialization revenues of the Company during the eleven year period ending March 31, 2019 to a maximum of $30.4 million. The royalty rate is reduced to 1.2% should the cumulative royalties reach $20.3 million. If the cumulative royalties have not reached $20.3 million by March 31, 2019 the royalty period will be extended to the earlier of: (i) March 31, 2023; and (ii) the cumulative royalties paid reaching $20.3 million. Royalties, if any, that may be payable to TPC would be accounted for in the period in which it is determined that payment is likely.

In May and June 2005 the Company took steps to reduce the cash used in its operations by various means including: not proceeding with a planned phase I/II clinical study of MX-4509; modifying the design of the celgosivir phase IIb combination study; reducing personnel costs by an estimated 15% (includes approximately 20% reduction in personnel; the President & CEO taking a voluntary 20% reduction in his base salary effective August 1st, 2005; and the Chairman also taking a similar reduction in his compensation); and reducing certain other operating expenses. Additionally, the 10% base compensation deferral implemented in September 2003 for senior management and the Chairman remained in effect during Fiscal 2006, and as of April 30, 2006 $0.5 million in deferred compensation is included in accounts payable and accrued liabilities. In June 2006 the Company elected to end the 10% deferral program and $0.1 million of previously deferred compensation was paid out.

MIGENIX believes that its funds on hand at April 30, 2006, together with the net proceeds from the May 2006 financing (see above), program prioritization, previous cost reduction steps, ongoing cost containment measures and expected interest income, are sufficient to provide for operations into the third quarter of calendar 2007 before funds received, if any, from financing activities, the exercise of warrants and options, and existing or new license agreements. The Company will continue advancing its highest priority programs (see “RISKS AND UNCERTAINTIES”) while operating within an annual burn rate of $11 million to $13 million. MIGENIX will need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained (see “RISKS AND UNCERTAINTIES”).

The Company has used redeemable/convertible preferred shares to facilitate the acquisition and in-licensing of new technologies and drug candidates. The preferred shares provide us with a vehicle to structure acquisitions and in-licensing transactions so as to lower the immediate cash cost to us, to pay milestones in the future in cash and/or common shares (at our option) based on the achievement of pre-determined product development milestones. The outstanding preferred shares (see “OUTSTANDING SHARE DATA”) represent US$14.6 million in potential future milestone payments in the lipopeptide/MX-2401 (US$675,000), polyene (US$675,000), oligonucleotide/MX-1121 (US$5,250,000), celgosivir (US$4,000,000) and MitoKor/MX-4509/MX-4565/MX-4042 (US$4,000,000) programs. During the next 12 months we estimate that 100,000 preferred shares (US$100,000) could become convertible or redeemable pursuant to the achievement of certain of these milestones which would result in a charge of US$100,000 to research and development expenses. Each series of preferred shares includes provision for the Company to redeem the entire series for US$1, in which event any development milestones achieved subsequent to such redemption would be payable in cash. We anticipate that we will continue to use preferred shares for acquisitions and in-licensing in the future.

MIGENIX Inc. Management’s Discussion & Analysis of Financial Condition and Results of Operations Year Ended April 30, 2006

As at April 30, 2006, we had the following contractual obligations and commitments (1) (2):

Contractual Obligations Payments due by period (Expressed in thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Capital Lease Obligations	5	5	-	-	-
Operating Leases (3)	1,013	430	153	123	307
Purchase Obligations (4)	899	899	-	-	-
Total Contractual Obligations	1,917	1,334	153	123	307

(1)

Excludes US$14.6 million in contingent milestone obligations pursuant to the Company’s preferred shares discussed above.

(2)

Excludes the following in respect of technology license and acquisition agreements: (i) up to an additional US$3.7 million of contingent milestone payments (payable in cash) if certain drug development milestones are achieved; and (ii) royalties on product sales and/or sub-licensing revenues.

(3)

Includes office and lab premises lease agreements and maintenance fees due under license agreements

(4)

Represents obligations under research, manufacturing, and service agreements

OUTSTANDING SHARE DATA

As at July 28, 2006, there are:

•

74,299,148 (April 30, 2006: 74,258,656; April 30, 2005: 60,988,428) common shares outstanding. The 13,270,228 increase in common shares outstanding between April 30, 2006 and April 30. 2005 reflects 14,457,000 common shares issued in the May 2005 public offering (see “LIQUIDITY AND CAPITAL RESOURCES”) less  1,186,772 common shares in escrow cancelled pursuant to their terms;

•

14,600,000 (April 30, 2006: 14,600,000; April 30, 2005: 14,600,000) convertible redeemable preferred shares outstanding consisting of 350,000 Series A, 1,000,000 Series B, 5,250,000 Series C, 4,000,000 Series D and 4,000,000 Series E preferred shares. On the achievement of any of the pre-determined product development milestones underlying the preferred shares and the Company electing to convert, rather than redeem the applicable number of preferred shares for such milestone(s), the maximum number of common shares that could be issued under each series of preferred shares and the conversion price to be used to determine the number of common shares to be issued for such milestone(s) are as follows: Series A and B - 9,886,546 (average closing price 5 trading days prior to the conversion date, minimum price $0.29) ; Series C (MX-1121 program is not active) - 9,501,401 (average closing price 5 trading days prior to the conversion date, minimum price $0.88); Series D - 11,778,846 (average closing price 10 trading days prior to the conversion date); and Series E – 7,983,671 (average closing price 10 trading days prior to the conversion date). See “LIQUIDITY AND CAPITAL RESOURCES” and note 13[b] to the Company’s April 30, 2006 financial statements for additional information on the Company’s preferred shares;

•

29,465 (April 30, 2006: nil; April 30, 2005: nil) royalty units outstanding (see “LIQUIDITY AND CAPITAL RESOURCES”) convertible into up to 17,679,000 (April 30, 2006, 2006: nil; April 30, 2005: nil) common shares. The units are convertible at any time by the holders into the Company’s common shares (initially 600 common shares per unit based at conversion price of $0.50 per common share, with the number of common shares reduced proportionately for any royalties received by the unit holders). Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater;

•

stock options outstanding for the purchase of 4,608,425 (April 30, 2006: 4,053,200; April 30, 2005: 3,996,575) common shares at an average exercise price per common share of $1.07 (April 30, 2006: $1.12; April 30, 2005: $1.43); and

•

warrants outstanding for the purchase of 10,268,335 (April 30, 2006, 2006: 9,424,551; April 30, 2005: 5,980,526) common shares at a weighted average exercise price per common share of $0.95 (April 30,, 2006: $0.99; April 30, 2005: $1.90), as follows:

MIGENIX Inc. Management’s Discussion & Analysis of Financial Condition and Results of Operations Year Ended April 30, 2006

Number of Common Shares Issuable upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)
1,056,422(1)	$0.45	May 31, 2008
883,950(2)(3)	$0.50	May 3, 2009
7,219,611(1)	$0.55	May 31, 2008
982,914(3)	$3.00	December 3, 2007
125,438(4)	US$13.21 to US$17.75	March 20, 2007 to June 22, 2011
Total = 10,268,335	Average = $0.95(5)

(1)

Issued as part of the May 2005 public offering (see “LIQUIDITY AND CAPITAL RESOURCES”)

(2)

Issued as part of the May 2006 sale of royalty interest (see “LIQUIDITY AND CAPITAL RESOURCES”)

(3)

Warrants have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares

(4)

These warrants were assumed by the Company as part of the acquisition of MitoKor. If these warrants are exercised the warrant holders would be entitled to receive up to US$86,303 in milestone payments (milestones are the same as those for the Series E preferred shares), payable at the Company’s option, in cash and/or common shares.

(5)

Weighted average exercise price using closing July 28, 2006 exchange rate of US$1.00 equals $1.1297

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company’s investments in interest bearing financial instruments provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments respectively. The Company and its US subsidiaries purchase goods and services in US dollars and also earn revenues in US dollars. The Company does not use derivative instruments to hedge against interest rate or foreign exchange rate fluctuations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During the year ended April 30, 2006, the Company incurred legal fees of $0.6 million (2005: $0.6 million; 2004: $0.8 million) inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner. This amount is payable under normal trade terms. All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms. Included in accounts payable and accrued liabilities at April 30, 2006, is $0.3 million (2005: $0.2 million) owed to this law firm.

MIGENIX Inc. Management’s Discussion & Analysis of Financial Condition and Results of Operations Year Ended April 30, 2006

RISKS AND UNCERTAINTIES

No product candidates being developed by MIGENIX have been approved to be marketed commercially and the Company has incurred significant operating losses in each year since inception. The Company’s business entails significant risks, including the costs, time and uncertainties involved to obtain the required regulatory approvals to market new drugs, the uncertainties involved in preclinical and clinical testing to obtain the information required for regulatory approvals and for marketing of new drugs, the availability of capital and corporate alliances, managing and maintaining corporate collaborations, the degree of patent and other intellectual protection, intense competition and technological change. There can be no assurance that MIGENIX’s research and development activities will result in any commercially viable products or profitability, and we expect to incur substantial losses over at least the next several years.

The Company has limited personnel and financial resources with which to optimally advance its programs. At April 30, 2006 the carrying value of the Company’s intangible assets in respect of its development programs is approximately $5.6 million. The Company may in the future determine that the carrying value of one or more programs should be written down based on:

•

Termination of the program following preclinical and/or clinical testing results;

•

Inability to secure development partner and/or funding to support the program;

•

Carrying value of program exceeds estimated net recoverable value based on factors including projected cash flows;

•

Loss of license rights for failure to perform in accordance with license agreements; and/or

•

Decision not to pursue further development in the program

A write-down in the carrying value of one or more intangible assets in respect of the Company’s development programs could have a significant non-cash impact on our operating results.

MIGENIX will need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained. The Company’s ability to raise capital is primarily dependent on equity markets, the Company’s market capitalization and results in the Company’s drug development programs. To maintain a sufficient cash position to fund its operations MIGENIX may need to delay or alter planned development work, sell or out-license certain development programs, and/or reduce other expenditures.  Our future cash flows and capital requirements will depend on many factors, including, but not limited to, the following: the progress of our research and development programs including: clinical trials and the magnitude and scope of these activities; our ability to establish and maintain corporate collaborations and licensing arrangements; the receipt and/or payment of milestone based payments pursuant to licensing agreements; the time and costs involved in obtaining regulatory approvals; the time and costs involved in scaling up the commercial manufacturing of our products; the amount of government and/or grant funding obtained; the costs involved in preparing, filing, obtaining, maintaining, defending and enforcing patent claims; our strategy to develop, acquire or in-license new technologies and products and other factors not within our control.

In July 2006 we were advised that the building in which our Vancouver office and lab facilities are located is to be demolished in 2007 and we should plan to vacate our premises by March 31, 2007. We are currently evaluating our options and have initiated a search for new premises in the Vancouver area. At this time we do not know the financial or operational implications of having to move our Vancouver operations. If we are unable to locate suitable replacement premises on a timely basis and/or make alternative arrangements, portions of our operations may be interrupted.

MIGENIX Inc. Management’s Discussion & Analysis of Financial Condition and Results of Operations Year Ended April 30, 2006

SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following table provides summary financial data for our last eight quarters:

Three months ended,

(Expressed in thousands, except per share amounts)	April 30, 2006 (“Q4/06”)	January 31, 2006 (“Q3/06”)	October 31, 2005 (“Q2/06”)	July 31, 2005 (“Q1/06”)

Revenue	$ -	$ 305	$ -	$ 269
Operating loss	$ (3,111)	$ (2,327)	$ (3,407)	$ (2,834)
Loss	$ (3,032)	$ (2,232)	$ (3,314)	$ (2,772)
Basic and diluted loss per common share	$ (0.05)	$ (0.03)	$ (0.04)	$ (0.04)
Weighted average number of common shares outstanding	74,258	74,258	74,258	69,440

Three months ended,

	April 30, 2005(1) (“Q4/05”)	January 31, 2005(1) (“Q3/05”)	October 31, 2004(1) (“Q2/05”)	July 31, 2004(1) (“Q1/05”)

Revenue	$ 11	$58	$2,089	$ -
Operating loss	$ (3,211)	$(3,289)	$(947)	$(3,351)
Loss	$ (3,137)	$(3,181)	$(992)	$(3,233)
Basic and diluted loss per common share	$ (0.05)	$(0.05)	$(0.02)	$(0.06)
Weighted average number of common shares outstanding	59,802	59,794	59,641	53,635

(1)

The Revenue figures for Q2, Q3 and Q4 of Fiscal 2005 were reclassified in Q1 of Fiscal 2006 from those originally reported to reflect the Company’s reclassification of certain cost recoveries from revenue to an offset to research and development expenses.

The primary factors affecting the magnitude of the Company’s operating losses and losses have been research and development expenses (particularly clinical program development costs) not funded by a partner, licensing revenues and write-downs in intangible assets. The operating loss and loss in Q3/06 was lower than previous quarters and Q4/06 due to lower research and development costs and the licensing revenue pursuant to the omiganan license agreement with Cutanea Life Sciences. The operating loss and loss in Q2/05 were significantly lower than previous quarters as a result of $2.1 million in licensing revenue pursuant to the omiganan license agreement with Cadence Pharmaceuticals.

Consolidated Financial Statements

MIGENIX Inc.

(Expressed in Canadian dollars)

April 30, 2006

REPORT OF INDEPENDENT AUDITOR

To the Shareholders of

MIGENIX Inc.

We have audited the consolidated balance sheets of MIGENIX Inc. as at April 30, 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended April 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal controls over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of the Company as at April 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended April 30, 2006 in conformity with Canadian generally accepted accounting principles.

As discussed in note 3 to the consolidated financial statements, the Company changed its policy for the method of accounting for patent costs, effective February 1, 2005, and financial instruments effective May 1, 2005.

“Ernst & Young LLP”

Vancouver, Canada,

June 23, 2006,

Chartered Accountants

except for Note 19[c] which is as of June 27, 2006.

MIGENIX Inc.

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

As at April 30

(Expressed in Canadian dollars)

	2006 $	2005 $

ASSETS
Current
Cash and cash equivalents [note 5[a]]	5,743,437	1,181,327
Short-term investments [note 5[b]]	3,642,023	10,846,462
Amounts receivable [note 15]	108,196	290,610
Government assistance receivable [note 11[c]]	236,350	471,072
Prepaid expenses and deposits	361,729	664,047
Total current assets	10,091,735	13,453,518
Long-term investments [note 7]	1,000	1,000
Other assets [notes 13[a][i] and 19[a]]	274,771	185,669
Equipment [note 8]	935,601	1,141,994
Intangible assets [note 9]	5,569,091	6,423,832
	16,872,198	21,206,013

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [notes 10 and 17]	3,828,250	2,595,454
Current portion of capital lease obligation	5,220	62,891
Total current liabilities	3,833,470	2,658,345
Capital lease obligation	—	5,632
Preferred shares [notes 3[a] and 13[b]]	7	7
	3,833,477	2,663,984
Commitments and contingencies [notes 11 and 12]
Shareholders’ equity
Common shares [note 13[a]]	117,665,645	115,220,532
Contributed surplus [note 13[c]]	4,037,948	636,514
Deficit	(108,664,872)	(97,315,017)
Total shareholders’ equity	13,038,721	18,542,029
	16,872,198	21,206,013

See accompanying notes

On behalf of the Board:

“Alistair Duncan”

“Colin Mallet”

Director

Director

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF
LOSS AND DEFICIT

Years ended April 30

(Expressed in Canadian dollars)

	2006 $	2005 $	2004 $
			[restated - note 3[b]]
REVENUE
Licensing [notes 15 and 16]	233,055	2,089,390	1,153,449
Research and development collaboration [notes 15 and 16]	340,512	361,768	1,818,108
	573,567	2,451,158	2,971,557

EXPENSES
Research and development [notes 11[c] and 13[f]]	7,715,419	8,566,457	10,528,480
General and corporate [note 13[f]]	3,429,586	3,769,938	3,648,781
Amortization [notes 8 and 9[c]]	969,914	896,721	614,668
Write-down of intangible assets [note 9[d]]	137,802	16,413	1,056,191
	12,252,721	13,249,529	15,848,120
Operating loss	(11,679,154)	(10,798,371)	(12,876,563)

Other income (expense):
Interest income	347,400	389,743	602,164
Foreign exchange loss	(18,101)	(135,074)	(220,690)
	329,299	254,669	381,474
Loss for the year	(11,349,855)	(10,543,702)	(12,495,089)

Deficit, beginning of year	(97,315,017)	(86,771,315)	(74,276,226)
Deficit, end of year	(108,664,872)	(97,315,017)	(86,771,315)

Basic and diluted loss per common share [note 13[h]]	$(0.16)	$(0.18)	$(0.26)

Weighted average number of common shares outstanding [note 13[h]]	73,053,906	58,218,261	47,833,452

See accompanying notes

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended April 30

(Expressed in Canadian dollars)

	2006 $	2005 $	2004 $
			[restated - note 3[b]]
OPERATING ACTIVITIES
Loss for the year	(11,349,855)	(10,543,702)	(12,495,089)
Items not affecting cash:
Amortization	969,914	896,721	614,668
Write-down of intangible assets	137,802	16,413	1,056,191
Stock-based compensation	287,807	374,515	234,873
Gain on disposal of equipment	—	(3,340)	(2,011)
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	143,670	56,337	313,880
Amounts receivable	182,414	(121,415)	2,986,691
Government assistance receivable	234,722	(471,072)	—
Prepaid expenses and deposits	302,318	193,430	280,380
Accounts payable and accrued liabilities	1,129,521	(338,573)	(1,119,910)
Deferred revenue	—	—	(1,152,449)
Cash used in operating activities	(7,961,687)	(9,940,686)	(9,282,776)

FINANCING ACTIVITIES
Issuance of common shares, net of issue costs	5,558,740	542,819	6,107,245
Proceeds on exercise of stock options	—	6,860	2,460
Repayment of capital lease obligation	(63,303)	(57,950)	(49,410)
Cash provided by financing activities	5,495,437	491,729	6,060,295

INVESTING ACTIVITIES
Funds from short-term investments	24,046,959	21,883,523	27,540,419
Purchase of short-term investments	(16,986,190)	(15,450,508)	(25,758,266)
Purchase of equipment	(32,409)	(177,507)	(154,816)
Intangible asset expenditures	—	(173,309)	(195,367)
Acquisition of business, net of cash acquired [note 4]	—	143,632	—
Proceeds on disposal of equipment	—	21,821	1,011
Cash provided by investing activities	7,028,360	6,247,652	1,432,981

Increase (decrease) in cash and cash equivalents	4,562,110	(3,201,305)	(1,789,500)
Cash and cash equivalents, beginning of year	1,181,327	4,382,632	6,172,132
Cash and cash equivalents, end of year	5,743,437	1,181,327	4,382,632

Supplemental cash flow information
Issuance of common shares for acquisition of a business [note 4]	—	5,999,020	—
Issuance of common shares in settlement of accounts payable and accrued liabilities	—	155,201	—
Increase in intangible assets for preferred shares issued	—	1	113,888
Increase in capital lease obligation	—	—	175,883
Issuance of common shares on conversion of preferred shares	—	—	113,887

See accompanying notes

1. BUSINESS OPERATIONS

MIGENIX Inc. (the “Company”) is incorporated under the Business Corporations Act (British Columbia). The Company is a biopharmaceutical company engaged in the research, development and commercialization of drugs in the areas of infectious and degenerative diseases to advance therapy, improve health and enrich lives.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It will be necessary for the Company to raise additional funds for the continuing development of its technologies.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 18. The following is a summary of significant accounting principles used in the preparation of these consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from those estimates.

Foreign exchange

The accounts of the Company and its integrated foreign subsidiaries are translated using the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method, monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the balance sheet date. All other assets and liabilities are translated at the rates prevailing at the dates the assets were acquired or liabilities incurred. Revenue and expense items are translated at the average exchange rate during the year. Exchange gains and losses are included in the determination of loss for the year.

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at the lower of cost plus accrued interest and market value.

Short-term investments

The Company considers all highly liquid financial instruments purchased with an original maturity greater than three months to be short-term investments. Short-term investments are recorded at the lower of cost plus accrued interest and market value.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is provided over the expected useful lives as follows:

Furniture and equipment

20% declining balance

Computer equipment

30% declining balance

The Company reviews the carrying value of equipment for the existence of facts or changes in circumstances that might indicate a condition of impairment requiring a write-down in the carrying value.

Technology licenses and acquired technology

Technology license costs and acquired technology are initially recorded based on the fair value of consideration paid.

Technology licenses and acquired technology are amortized using the straight-line method over their estimated useful lives of ten years. The amounts shown for technology licenses and acquired technology do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. If management determines that the carrying value of the technology exceeds the undiscounted future cash flows expected to result from the use of the intangibles, then the carrying value is written down to its estimated fair value, based on the related discounted future cash flows.

Patent costs

Patent costs incurred in the protection of intellectual property are expensed in the period in which they are incurred. The costs include those associated with the filing, obtaining and maintenance of patents in domestic and international jurisdictions.

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in income in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Revenue recognition

Licensing revenues comprise initial fees and milestone payments derived from licensing arrangements. Non-refundable milestone payments received are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and milestone payments received, which require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the period of the ongoing involvement of the Company. Revenues associated with multiple element arrangements are attributed to the various elements based on their relative fair values.

Research and development collaboration revenues consist of non-refundable research and development funding under collaborative agreements with the Company’s strategic partners. Research and development funding generally compensates the Company for non-clinical and clinical expenses related to the collaborative development programs for certain product candidates of the Company, and is recognized as revenue when the research and development activities are performed under the terms of the agreements.

Research and development costs

Research costs are expensed in the year incurred. Development costs, including product development milestones paid pursuant to technology licenses and technology acquisition agreements, are expensed in the year incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Government assistance

Government assistance is recognized when the expenditures that qualify for assistance are made and the Company has complied with the conditions for the receipt of the government assistance. Government assistance is recorded as a reduction of the related expense or cost of the asset acquired. A liability to repay government assistance, if any, is recorded in the periods in which the conditions arise that cause the assistance to become repayable.

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Loss per common share

Loss per common share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held in escrow or other contingently issuable common shares. Since the Company’s stock options, escrow shares, warrants and convertible preferred shares are anti-dilutive, diluted loss per common share is equivalent to basic loss per common share.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees, consultants and advisory board members pursuant to the stock option plans described in note 13[e]. The Company records all stock-based awards to the Company’s executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value. The Company discloses the proforma effects to the loss and loss per common share for the period as if the fair value method had been used for awards to executive officers, directors and employees granted, modified or settled during the period May 1, 2002 to April 30, 2003 [note 13[f]].

Long-term investments

Long-term investments, over which the Company has no significant influence, are recorded at cost less any provision for a loss in value that is other than temporary.

Leases

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

3. CHANGE IN ACCOUNTING POLICIES

[a]

Financial instruments

Effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments – Disclosure and Presentation was amended to require obligations of a fixed amount that may be settled, at the issuer’s option, by issuing a variable number of the issuer’s own equity instruments to be presented as liabilities rather than equity. Effective for the fiscal year beginning May 1, 2005, the Company adopted the amended standard retroactively with restatement of prior periods. As a result of adopting this standard, the Company has reclassified its preferred shares from equity to liabilities.

3. CHANGE IN ACCOUNTING POLICIES (cont’d).

[b]

Patent costs

Effective February 1, 2005, the Company changed its policy of recording as intangible assets, costs associated with the preparation, filing and obtaining of patents. As a result, such patent costs are now accounted for as research and development expenditures and are recorded as expenses in the period in which they are incurred in accordance with the Company’s accounting policy stated in note 2.

During the year ended April 30, 2005, the change resulted in an increase in the loss of $107,424 for the year. This change has been applied retroactively and the Company has restated its consolidated financial statements as follows:

Year ended April 30,
2004

Opening deficit, as previously reported	(73,570,323)
Adjustments to opening deficit to reflect change in accounting policy for patent costs	(705,903)
Opening deficit, as restated	(74,276,226)
Loss for the year, as previously reported	(12,218,779)
Adjustments to reflect change in accounting policy for patent costs	(276,310)
Loss for the year, as restated	(12,495,089)
Ending deficit, as restated	(86,771,315)

There was no impact on basic and diluted loss per common share for either of the years ended April 30, 2005 or April 30, 2004.

4. ACQUISITION OF MITOKOR INC.

On August 31, 2004, the Company through its wholly owned subsidiary M&M Holdings Inc. acquired 100% of the issued and outstanding common and preferred shares of MitoKor, Inc (“MitoKor”). The acquisition was completed by way of an Agreement and Plan of Merger and Reorganization whereby MitoKor merged with MBI Acquisition Corp., an indirect wholly owned subsidiary of the Company. On September 24, 2004 MitoKor changed its name to MIGENIX Corp.

MitoKor was a private biotechnology company focused on the research and development of drugs for the treatment of major medical conditions related to mitochondrial dysfunction. MitoKor’s most advanced program MITO-4509 (now designated MX-4509), is an orally-administered drug candidate which has demonstrated activity in animal models of Alzheimer’s disease and other neurodegenerative conditions, and was well tolerated in a Phase I clinical trial. MitoKor’s pre-clinical programs include opportunities in Alzheimer’s disease, Parkinson’s disease, arthritis, Friedreich’s ataxia, retinitis pigmentosa, and obesity. Additionally the acquisition of MitoKor included license agreements with Pfizer [note 16[c]] and Wyeth [note 16[e]].

4. ACQUISITION OF MITOKOR INC. (cont’d.)

Total consideration paid by the Company to acquire MitoKor was $6,900,232 comprised of the following:

$

Cash	33,000
Common shares [note 13[a]]	5,999,020
Preferred shares [note 13[b][iv]]	1
Transaction costs	868,211
Total purchase consideration	6,900,232

As part of the consideration the Company issued 4,000,000 Series E preferred shares [note 13[b][iv]] which represent up to US$4,000,000 in potential future milestone payments related to the MitoKor technologies over the 36 month period ending August 31, 2007 (as specified in the merger agreement).

Additionally, the Company assumed MitoKor preferred warrants that if exercised by the warrant holders would result in the Company issuing approximately 128,862 common shares and potentially having to pay an additional US$88,659 in milestone payments [note 13[g][iii]]. The estimated fair value of the assumed warrants is nominal and no value has been included in the purchase consideration in respect of them.

The purchase price was allocated based on the fair value of the tangible and intangible assets and liabilities acquired as at August 31, 2004, resulting in the following allocation:

$

Assets acquired:
Cash	935,472
Amounts receivable	96,466
Prepaid expenses	588,294
Other non-current assets	109,371
Equipment	22,700
Intangible assets (acquired technology)	5,791,805
Total assets acquired	7,544,108
Less: liabilities assumed
Current liabilities	(643,876)
Net assets acquired	6,900,232

The transaction has been accounted for using the purchase method of accounting for business combinations. These consolidated financial statements include MitoKor’s results of operations for the periods commencing September 1, 2004.

5. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

[a]

Cash equivalents

Cash equivalents includes $4,607,918 [2005 - $162,617] of investment grade commercial paper with a weighted average interest rate of 3.8% [2005 - 2.1%]. Of the total amount of cash and cash equivalents, $728,248 (US$651,385) [2005 - $727,438 (US$578,020)] are denominated in US dollars.

[b]

Short-term investments

Short-term investments include investment grade commercial paper, guaranteed investment certificates, Government of Canada, provincial and municipal investments with a weighted average interest rate of 3.7% [2005 - 2.5%] and maturity dates to August 30, 2006. At April 30, 2005 and 2006, the fair value of the short-term investments approximated their carrying value based on quoted market prices.

6. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash equivalents, short-term investments, amounts receivable, deposits and accounts payable, the carrying amounts approximate fair value due to their short-term nature.

Financial risk

Financial risk is the risk to the Company that arises from: [i] fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates; and [ii] credit risk associated with the financial stability of the issuers of the financial instruments in which the Company invests [note 5] and collaborators and other parties from whom the Company has amounts receivable. The Company and its United States (“US”) subsidiaries purchase goods and services in US dollars and also earn research and development collaboration revenue in US dollars and accordingly fluctuations in foreign exchange rates can impact the results of operations. The Company’s investments in interest bearing financial instruments provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments respectively. The Company does not use derivative instruments to hedge against interest rate or foreign exchange rate fluctuations.

7. LONG TERM INVESTMENTS

On December 17, 2003, the Company entered into a license agreement with Spring Bank Technologies Inc. (“Spring Bank”), a newly incorporated U.S. development stage company, whereby the Company granted Spring Bank the worldwide rights to a dinucleotide analogue compound (SB-9000) acquired in September 2002 from Origenix Technologies Inc. As consideration, the Company received 4,000 Series A, non-voting, convertible and redeemable preferred shares of Spring Bank. The 4,000 Series A preferred shares represent 100% of the total outstanding preferred shares and 40% of the total number of equity shares outstanding.

7. LONG TERM INVESTMENTS (cont’d.)

The Company has accounted for its investment in Spring Bank using the cost basis of accounting due to restrictions placed on its ability to influence strategic operating, financing and investing activities. The investment in Spring Bank has been recorded at a nominal amount of $1,000. In addition, the Company may receive in the future, payments aggregating US$3.5 million upon the achievement of certain clinical development milestones and royalties upon commercialization. Spring Bank is responsible for all development and related patent costs.

The Series A preferred shares in Spring Bank are:

(i)

convertible into common shares of Spring Bank at any time at the Company’s option or automatically upon an initial public offering by Spring Bank (if not redeemed by the Company pursuant to (ii) below), initially on a one-for-one basis and adjusted thereafter to reflect certain share transactions or reorganizations;

(ii)

redeemable for US$250 per share at the Company’s option upon notification by Spring Bank of its intention to effect an initial public offering; and

(iii)

if not converted or redeemed under the provisions of (i) or (ii), redeemable at US$250 per share at the Company’s option commencing December 15, 2011 and annually thereafter.

8. EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2006
Furniture and equipment	3,082,149	2,293,249	788,900
Computer equipment	708,680	561,979	146,701
	3,790,829	2,855,228	935,601

2005
Furniture and equipment	3,044,124	2,100,135	943,989
Computer equipment	699,755	501,750	198,005
	3,743,879	2,601,885	1,141,994

During the year ended April 30, 2006, amortization expense for equipment was $252,989 [2005 - $349,547; 2004 - $347,368]. At April 30, 2006, included in equipment is lab equipment held under a capital lease with a cost of $175,883 [2005 - $175,883] and accumulated amortization of $74,574 [2005 - $49,247].

9. INTANGIBLE ASSETS

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2006
Acquired technology	6,712,137	1,301,529	5,410,608
Technology licenses	816,257	657,774	158,483
	7,528,394	1,959,303	5,569,091

2005
Acquired technology	6,914,724	682,835	6,231,889
Technology licenses	816,257	624,314	191,943
	7,730,981	1,307,149	6,423,832

[a]

On February 2, 2004, the Company entered into a license agreement with Virogen Limited (“Virogen”) to acquire the global rights to a clinical-stage compound for the treatment of chronic hepatitis C virus infections. As consideration for the rights received, the Company issued to Virogen 4,100,000 Series D preferred shares [note 13[b][iii]]. Additionally a royalty will be payable to Virogen upon product sales. The rights received by the Company have been recorded as technology licenses in the amount of $189,015 (including acquisition costs of $56,272 and the conversion of 100,000 of the Series D preferred shares) and the remaining 4,000,000 Series D preferred shares have been recorded at their aggregate redemption value of $1.

[b]

On August 31, 2004, the Company acquired MitoKor Inc. for $6.9 million [note 4]. Of the total purchase price, $5,791,805 was allocated to acquired technology and at April 30, 2006 programs with a cost of $76,982 and net book value of $66,292 have been written off [note 9[d]]. As part of the consideration paid the Company issued 4,000,000 Series E preferred shares [note 13[b][iv]].

[c]

During the year ended April 30, 2006, amortization expense for intangible assets was $716,925 [2005 - $547,174; 2004 - $267,300].

[d]

During the year ended April 30, 2006, the Company performed reviews of the carrying value of its intangible assets and as a result $137,802 [2005 - $16,413; 2004 - $1,056,191] of net book value was written off with respect to technology not related to the Company’s current focus.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2006 $	2005 $

Trade accounts payable	1,077,545	1,336,142
Accrued compensation	1,153,935	633,736
Accrued contract research	1,336,528	402,621
Accrued liabilities and other	260,242	222,955
	3,828,250	2,595,454

11. COMMITMENTS

[a]

Premises lease agreement

The Company has a total of $404,067 in future annual minimum lease commitments with respect to its office and research premises in Vancouver, Canada and San Diego, USA for which the leases expire on May 31, 2007 and June 30, 2006, respectively.

Rent expense for the year ended April 30, 2006 amounted to $455,013 [2005 - $428,155; 2004 - $375,676] net of sublease income of $nil [2005 - $57,500; 2004 - $60,000] and leasehold inducement amortization of $nil [2005 - $nil; 2004 - $1,992].

[b]

Research, manufacturing, service, acquisition and license agreements

[i]

The Company is responsible for the payment of royalties on revenues derived from technology licensed to the Company. The term of these royalty obligations generally coincide with the life of the patents underlying the technologies licensed to the Company. As at April 30, 2006 and 2005, no royalties were payable.

[ii]

As at April 30, 2006, the Company has commitments to fund approximately $900,000 in expenditures through April 30, 2007 pursuant to research, manufacturing, and service agreements. Of this amount, $252,000 (US$225,000) is denominated in US dollars.

[iii]

Pursuant to certain technology and in-licensing/acquisition agreements, the Company may be required to pay upon the achievement of specified development milestones up to US$18,275,000 of which US$14,600,000 can be settled at the Company’s option by the conversion and/or redemption of preferred shares issued by the Company as described in note 13[b]. Annual maintenance fees payable pursuant to two of these in-licensing agreements are US$50,000 for the year ending April 30, 2007 and US$55,000 annually thereafter.

11. COMMITMENTS (cont’d.)

[c]

Technology Partnerships Canada Contribution Agreement

In March 2005, the Company entered into an agreement with Industry Canada’s Technology Partnerships Canada (“TPC”) whereby the Company is eligible to receive conditionally repayable government assistance amounting to 26% of eligible research and development costs in the Company’s lipopeptide program (MX-2401) up to a maximum contribution from TPC of approximately $9,266,000. During the period December 3, 2003 through April 30, 2006 the Company has incurred eligible costs of approximately $2,655,000 and has recorded $219,142 in the year ended April 30, 2006 [2005 - $471,072; 2004 - $nil] as being the contribution payable by TPC to the Company of which $236,350 is included in government assistance receivable at April 30, 2006 [2005 - $471,072]. The TPC contributions are recorded as a reduction in research and development expenses. Pursuant to the TPC agreement the Company is required to pay royalties to TPC should the MX-2401 project be determined a success based on certain factors including MX-2401 receiving regulatory approval for marketing in Canada and the United States. The royalty payable, if any, is 1.75% of any post commercialization revenues of the Company during the eleven year period ending March 31, 2019 to a maximum of $30,400,000. The royalty rate is reduced to 1.2% should the cumulative royalties reach $20,260,000. If the cumulative royalties have not reached $20,260,000 by March 31, 2019 the royalty period will be extended to the earlier of: (i) March 31, 2023; and (ii) the cumulative royalties paid reaching $20,260,000. Royalties, if any, that may be payable to TPC would be accounted for in the period in which it is determined that payment is likely.

12. CONTINGENCIES

Indemnification

The Company enters into agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of any third party claims or damages arising from these agreements. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not incurred any liabilities pursuant to these indemnifications and no amount has been accrued in the Company’s consolidated financial statements with respect to these indemnification obligations. The Company maintains liability insurance that reduces this exposure and may enable the Company to recover all or some future amounts paid, if any, less any deductible amounts pursuant to the terms of the respective policies.

13. SHARE CAPITAL

[a]

Common shares

There are an unlimited number of common shares without par value authorized for issuance. Common share transactions and the number of common shares issued and outstanding are summarized as follows:

	Number of Common Shares	Amount
	#	$

Balance, April 30, 2003	47,751,298	102,293,040
Issued for cash pursuant to:
Private placement, net of issuance costs [note 13[a][iii]]	6,750,000	6,032,065
Private placement with senior executives [note 13[a][iv]]	125,300	75,180
Exercise of stock options [note 13[e][iii]]	3,500	2,460
Issued on conversion of Series D preferred shares [note 13[b][iii]]	190,803	113,887
Balance, April 30, 2004	54,820,901	108,516,632
Issued pursuant to acquisition of a business [note 4]	5,388,691	5,999,020
Issued pursuant to fee payable on acquisition of a business [note 4]	152,052	155,201
Issued for cash pursuant to exercise of stock options [note 13[e][iii]]	9,500	6,860
Issued pursuant to license agreement [note 16[a]]	617,284	542,819
Balance, April 30, 2005	60,988,428	115,220,532
Issued pursuant to public offering [note 13[a][i]]	14,457,000	4,345,113
Escrow shares cancelled [note 13[a][ii] and 13[c]]	(1,186,772)	(1,900,000)
Balance, April 30, 2006	74,258,656	117,665,645

[i]

Public Offering $6.5 million.  On May 31, 2005, the Company completed a public offering of 14,457,000 units at a price of $0.45 per unit for gross proceeds of $6,505,650 with each unit consisting of one common share and one-half of one common share purchase warrant (total of 14,457,000 common shares and 7,228,500 warrants). Each whole warrant allows for the purchase of one common share at a price of $0.55 per common share on or before May 31, 2008. In connection with the public offering the Company: [i] paid the agents a cash commission of $488,000 and issued to the agents warrants expiring May 31, 2008 for the purchase of 1,084,275 common shares at a price of $0.45 per common share; and [ii] incurred approximately $460,000 in legal, professional and other costs of which $185,669 was included in other assets at April 30, 2005. An estimated fair value of $1,213,627 determined using the Black-Scholes model (net of transaction costs) has been allocated to the warrants issued in this public offering and such value has been deducted from the proceeds of the offering allocated to common shares and has been recorded as contributed surplus.

13. SHARE CAPITAL (cont’d.)

[a]

Common shares (cont’d.)

 [ii]

Escrow Shares Cancelled.  On November 30, 2005, 1,186,772 common shares held in escrow were cancelled in accordance with the terms of the escrow agreements. These escrowed shares were issued in 1993 to the then principals of the Company. There are no common shares held in escrow following this cancellation. Accordingly, the Company has reduced common share capital based on the average per-share amount of the common shares with a corresponding increase to contributed surplus.

[iii]

Private Placement $6.75 million  On March 8, 2004, the Company completed a private offering of 6,750,000 units at a price of $1.00 per unit for gross proceeds of $6,750,000 with each unit consisting of one common share and one-half of one common share purchase warrant. A total of 6,750,000 common shares were issued together with warrants for the purchase of 3,375,000 common shares at a price of $1.25 per common share on or before March 8, 2006. An additional 506,250 warrants expiring March 8, 2006 were issued to the underwriter for the purchase of 506,250 common shares at a price of $1.00 per common share.

[iv]

Private Placements with Senior Executives.  On August 28, 2003, the Company issued 125,300 common shares to nine senior executives at a price of $0.60 per common share for proceeds of $75,180 pursuant to the investment of a portion of these executives’ compensation.

[b]

Preferred shares

There are an unlimited number of preferred shares without par value, issuable in series authorized for issuance. At April 30, 2006 the Company has 14,600,000 [2005 - 14,600,000; 2004 - 10,600,000] convertible redeemable preferred shares outstanding, issued in five [2005 - five; 2004 - four] series. As the Company can elect to settle the milestone obligations underlying the preferred shares by converting the applicable number of preferred shares into the Company’s common shares based on the future trading price of the Company’s common shares and/or redeeming the applicable number of preferred shares, all the preferred shares have been classified as a liability. The number and series of preferred shares issued and outstanding are summarized as follows:

[i]

Preferred shares, Series A and B

Series A	Series B

	Number of Shares #	Amount $	Number of Shares #	Amount $

Balance, April 30, 2004, 2005 and 2006	350,000	1	1,000,000	2

13. SHARE CAPITAL (cont’d.)

[b]

Preferred shares (cont’d.)

[i]

Preferred shares, Series A and B (cont’d)

The 350,000 Series A and 1,000,000 Series B preferred shares outstanding at April 30, 2006 represent up to US$350,000 and US$1,000,000, respectively in potential future milestone payments related to drug development milestones in the Company’s lipopeptide and polyene programs. Upon the achievement of any of the milestones, the applicable number of Series A and Series B preferred shares are, at the Company’s option, either convertible into common shares of the Company or redeemable for cash at US$1 per preferred share. As the achievement of any of the milestones for the redemption or conversion of the Series A and Series B preferred shares are uncertain, the Series A preferred shares have been recorded at an aggregate value of US$1 and the series B preferred shares have been recorded at an aggregate value of US$1. Effective May 20, 2010, the Company at its option can redeem the then outstanding Series A preferred shares for an aggregate value of US$1 and the then outstanding Series B preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series A or Series B preferred shares into common shares the conversion will be based upon the greater of (i) the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the “Average Price”), and (ii) $0.29 per common share. If the Average Price is less than $0.29 and/or the average closing price of the Company’s common shares for the 20 trading days subsequent to a conversion date is less than the Average Price, the Company is obligated to pay the difference in cash for the applicable number of common shares. A maximum of 9,886,546 common shares can be issued by the Company upon conversion of Series A and Series B preferred shares.

[ii]

Preferred shares, Series C

	Number of Shares #	Amount $

Balance, April 30, 2004, 2005 and 2006	5,250,000	2

The 5,250,000 Series C preferred shares outstanding at April 30, 2006 represent up to US$5,250,000 in potential future milestone payments related to drug development milestones in the Company’s HPV oligonucleotide program. Upon the achievement of any of the milestones the applicable number of Series C preferred shares are, at the Company’s option, either convertible into common shares of the Company or redeemable for cash at US$1 per Series C preferred share. As the achievement of the milestones for the redemption or conversion of the 5,250,000 Series C preferred shares are uncertain, the Series C preferred shares have been recorded at an aggregate value of US$1. Effective December 17, 2010, the Company at its option can redeem the then outstanding Series C preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

13. SHARE CAPITAL (cont’d.)

[b]

Preferred shares (cont’d.)

[ii]

Preferred shares, Series C (cont’d)

If the Company elects to convert any of the Series C preferred shares into common shares the conversion will be based upon the greater of (i) the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the “Average Price”), and (ii) $0.88 per common share. If the Average Price is less than $0.88 and/or the average closing price of the Company’s common shares for the 20 trading days (or such longer period as may be determined based on the average trading volume of the Company’s common shares) subsequent to a conversion date is less than the Average Price, the Company is obligated to pay the difference in cash for the applicable number of common shares. A maximum of 9,501,401 common shares can be issued by the Company upon conversion of Series C preferred shares.

[iii]

Preferred shares, Series D

	Number of Shares #	Amount $
Balance, April 30, 2003
Issued for technology license, net of issuance costs [note 9[a]]	4,100,000	113,888
Converted into common shares	(100,000)	(113,887)
Balance, April 30, 2004, 2005 and 2006	4,000,000	1

During the year ended April 30, 2004, the Company converted 100,000 of the Series D preferred shares into 190,803 common shares of the Company with a value of $113,887, net of issuance costs of $18,855 (based on the market price of the Company’s shares on signing the related license agreement).

The 4,000,000 Series D preferred shares outstanding at April 30, 2006 represent up to US$4,000,000 in potential future milestone payments related to drug development milestones in the Company’s celgosivir program. Upon the achievement of any of the milestones the applicable number of Series D preferred shares are, at the Company’s option either convertible into common shares of the Company or redeemable for cash at US$1 per Series D preferred share. As the achievement of the milestones for the redemption or conversion of the 4,000,000 Series D preferred shares are uncertain, the Series D preferred shares have been recorded at an aggregate value of US$1. The Company at its option may at any time redeem the then outstanding Series D preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

13. SHARE CAPITAL (cont’d.)

[b]

Preferred shares (cont’d.)

[iii]

Preferred shares, Series D (cont’d)

If the Company elects to convert any of the Series D preferred shares into common shares the conversion will be based upon the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 10 trading days prior to the applicable conversion date. A maximum of 11,778,846 common shares can be issued by the Company upon conversion of Series D preferred shares.

 [iv]

Preferred shares, Series E

	Number of Shares #	Amount $

Balance, April 30, 2003 and 2004	-	-
Issued pursuant to acquisition of MitoKor Inc. [note 4]	4,000,000	1
Balance, April 30, 2005 and 2006	4,000,000	1

As part of the acquisition of MitoKor Inc. [note 4], the Company issued 4,000,000 Series E preferred shares representing up to US$4,000,000 in potential future milestone payments over the 36 month period ending August 31, 2007. Upon receipt of any payments under certain MitoKor license and royalty agreements and/or the achievement of specified drug development milestones in the MitoKor programs the applicable number of Series E preferred shares are, at the Company’s option either convertible into common shares of the Company or redeemable for cash at US$1 per Series E preferred share. As the achievement of the milestones for the redemption or conversion of the Series E preferred shares are uncertain, the Series E preferred shares have been recorded at an aggregate value of US$1. All of the Series E preferred shares not redeemed or converted as at August 31, 2007 can be redeemed by the Company for an aggregate of US$1.

If the Company elects to convert any of the Series E preferred shares into common shares the conversion will be based upon the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 10 trading days prior to the applicable conversion date. A maximum of 7,983,671 common shares can be issued by the Company upon conversion of Series E preferred shares.

Under the terms of the acquisition agreement the Series E preferred shares are being held in escrow pursuant to an escrow agreement to satisfy the indemnification obligations of MitoKor until released pursuant to the terms of the acquisition agreement and the escrow agreement.

13. SHARE CAPITAL (cont’d.)

[c]

Contributed surplus

Amount $
Balance, April 30, 2003	27,126
Stock-based compensation [note 13[f]]	234,873
Balance, April 30, 2004	261,999
Stock-based compensation [note 13[f]	374,515
Balance, April 30, 2005	636,514
Stock-based compensation [note 13[f]]	287,807
Warrants issued in public offering [note 13[a][i]]	1,213,627
Escrow shares cancelled [note 13[a][ii]]	1,900,000
Balance, April 30, 2006	4,037,948

[d]

Shareholder Rights Plan

On July 31, 2000, the Company adopted a Shareholder Rights Plan (“Plan”) to protect its shareholders from unfair, abusive or coercive takeover strategies. The Plan was approved by the shareholders of the Company on September 7, 2000 and was reconfirmed by shareholders at the 2005 annual general meeting of the Company held on September 6, 2005. Under the Plan, holders of common shares are entitled to one share purchase right for each common share held. Generally, if any person or group makes a takeover bid, other than a bid permitted under the Plan (a Permitted Bid) or acquires 20% or more of the Company’s outstanding common shares without complying with the Plan, the Plan will entitle holders of share purchase rights to purchase, in effect, common shares of the Company at 50% of the prevailing market price. A takeover bid for the Company can avoid the dilutive effects of the share purchase rights, and become a Permitted Bid, if it complies with the provisions of the Plan or if it is approved by the Company’s Board of Directors. Amendments to the Plan approved by shareholders at the 2005 annual general meeting were limited in number and effect. Amendments included (i) removing the application of the Plan to “flip-over events” as defined in the original agreement; and (ii) various technical amendments, reflecting changes in the Company’s name and British Columbia corporate statutes since the initial Plan and the correction of certain typographical and similar errors. The Plan as amended will remain in effect until July 31, 2010, unless terminated earlier.

13. SHARE CAPITAL (cont’d.)

[e]

Stock options

The Company has two stock option plans pursuant to which stock options are granted to executive officers, directors, employees, consultants, and scientific and clinical advisory board members.

[i]

The 1996 stock option plan (“1996 Plan”) was approved by the shareholders in 1996. The 1996 Plan was not used for the grant of new options between July 2000 and February 2002 and the Company resumed the grant of options under this plan effective March 28, 2002. Options granted under the 1996 Plan generally vest in equal amounts over a three or four-year period or as determined by the Board of Directors, and are exercisable for five years from the date of vesting. On February 9, 2006, the grant of new options under the 1996 Plan terminated pursuant to the terms of the plan. The number of common shares that can be purchased under the 1996 Plan pursuant to options outstanding as of April 30, 2006 is 1,334,375 [April 30, 2005 - 1,525,526].

[ii]

The 2000 Plan, effective July 31, 2000, was approved by the shareholders on September 7, 2000. The 2000 Plan was amended at the Company’s 2002 Annual General Meeting to make available 4,000,000 common shares reserved for issuance of which 3,250 have been issued pursuant to the exercise of stock options leaving 3,996,750 common shares that can be issued pursuant to the 2000 Plan. As at April 30, 2006, there are stock options for the purchase of 2,718,825 [2005 - 3,030,400] common shares outstanding pursuant to the 2000 Plan and 1,277,925 common shares are available for future option grants. Options granted under the 2000 Plan generally vest in equal amounts over a three or four-year period or as determined by the Board of Directors and are exercisable for five years from the date of vesting. The grant of options under the 2000 Plan will terminate as of July 31, 2010.

[iii]

Stock option transactions and the number of stock options outstanding with respect to both the 1996 and 2000 Stock Option Plans are summarized as follows:

	Number of Optioned Common Shares #	Weighted Average Exercise Price $

Balance, April 30, 2003	3,256,875	1.66
Options granted	739,300	1.30
Options exercised	(3,500)	0.70
Options forfeited	(97,200)	2.66
Balance, April 30, 2004	3,895,475	1.57
Options granted	405,800	1.09
Options exercised	(9,500)	0.72
Options forfeited	(295,200)	2.85
Balance, April 30, 2005	3,996,575	1.43
Options granted	1,008,500	0.43
Options forfeited	(951,875)	1.69
Balance, April 30, 2006	4,053,200	1.12

13. SHARE CAPITAL (cont’d.)

[e]

Stock options (cont’d.)

[iv]

The following table summarizes information about options outstanding with respect to both the 1996 and 2000 Stock Option Plans at April 30, 2006:

Options Outstanding	Options Exercisable

Range of Exercise Prices $	Outstanding #	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)	Exercisable #	Weighted Average Exercise Price $

0.38-0.55	920,750	0.43	5.6	305,188	0.43
0.56-0.80	307,000	0.77	2.8	298,188	0.77
0.81-1.07	1,281,750	0.94	3.2	1,056,750	0.91
1.08-1.59	1,188,750	1.53	2.4	1,094,375	1.56
1.60-2.30	268,450	1.85	2.8	230,744	1.86
2.31-3.40	30,500	2.78	1.2	30,500	2.78
3.41-5.37	21,250	4.74	1.7	21,250	4.74
5.38-6.21	34,750	5.73	2.0	34,750	5.73
	4,053,200	1.12	3.4	3,071,745	1.25

[f]

Stock-based compensation

The estimated fair value of options granted to executive officers, directors, and employees since May 1, 2003 and to consultants since May 1, 2002 is amortized to expense over the vesting period of the stock options resulting in compensation expense of $287,807 during the year ended April 30, 2006 [2005 - $374,515; 2004 - $234,873]. This expense has been allocated to research and development $114,650 [2005 - $152,740; 2004 - $87,622] and general and corporate $173,157 [2005 - $221,775; 2004 - $147,251] on the same basis as cash compensation.

The weighted average fair value of stock options granted during the year ended April 30, 2006 was $0.27 per share [2005 - $0.74; 2004 - $0.92]. The estimated fair value of stock options granted in the respective periods was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	2006	2005	2004

Annualized volatility	76.0%	81.6%	91.6%
Risk-free interest rate	3.5%	3.5%	3.3%
Expected life	5 years	5 years	5 years
Dividend yield	0.0%	0.0%	0.0%

13. SHARE CAPITAL (cont’d.)

[f]

Stock-based compensation (cont’d.)

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly variable assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Pro-forma disclosure is required to reflect the impact on the Company had it elected to adopt the fair value method of accounting for options granted to executive officers, directors and employees effective May 1, 2002. If the computed fair values of stock options granted May 1, 2002 to April 30, 2003 had been amortized to expense over their vesting periods, the loss and loss per share would have been:

	2006 $	2005 $	2004 $
			[restated - note 3 [b]]

Loss for the year as reported	(11,349,855)	(10,543,702)	(12,495,089)
Fair value of stock-based compensation	(33,000)	(103,000)	(104,000)
Proforma loss for the year	(11,382,855)	(10,646,702)	(12,599,089)

Proforma basic and diluted loss per share	(0.16)	(0.18)	(0.26)

[g]

Warrants

As at April 30, 2006, the Company had warrants outstanding for the purchase of 9,424,551 [April 30, 2005 - 5,980,526] common shares as follows:

Number of Common Shares Issuable upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)

982,914(i)	$3.00	December 3, 2007
1,084,275(ii)	$0.45	May 31, 2008
7,228,500(ii)	$0.55	May 31, 2008
128,862(iii)	US$13.21 to US$17.75	June 21, 2006 to June 22, 2011
9,424,551	Average = $0.99(iv)

13. SHARE CAPITAL (cont’d.)

[g]

Warrants (cont’d)

[i]

These warrants have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

[ii]

These warrants were issued as part of the May 2005 public offering [note 13[a][i]].

[iii]

These warrants were assumed as part of the acquisition of MitoKor and if exercised and the maximum milestone payments associated with the Series E Preferred shares [note 13[b][iv]] are achieved could result in the payment to the warrant holders of US$88,659 in milestone payments, payable at the Company’s option, in cash and/or common shares.

[iv]

Weighted average exercise price using closing April 30, 2006 exchange rate of US$1.00 equals $1.118.

During the year ended April 30, 2006 warrants for the purchase of 987,500 common shares at $1.50 per common share, 3,375,000 common shares at $1.25 per common share and 506,250 common shares at $1.00 per common share expired unexercised.

[h]

Loss per common share

	2006	2005	2004
			[restated - note 3 [b]]
Numerator
Loss for the year	($11,349,855)	($10,543,702)	($12,495,089)
Denominator
Weighted average number of common shares outstanding including escrowed shares	73,647,292	59,405,033	49,020,224
Less: weighted average number of escrowed shares outstanding	(593,386)	(1,186,772)	(1,186,772)
Weighted average number of common shares outstanding	73,053,906	58,218,261	47,833,452

Basic and diluted loss per common share	$(0.16)	$(0.18)	$(0.26)

14. INCOME TAXES

As at April 30, 2006 the Company has approximately $29,290,000 of research and development expenditures available for unlimited carryforward, $7,512,000 of federal investment tax credits which begin to expire in 2007, $2,089,000 of provincial investment tax credits which begin to expire in 2012 and $57,500,000 of non-capital losses which begin to expire in 2007, which may be used to reduce future Canadian income taxes otherwise payable. The federal investment tax credits and non-capital losses expire as follows:

	Investment Tax Credits	Non-Capital Loss Carryforwards
	$	$

2007	482,000	6,780,000
2008	651,000	9,657,000
2009	741,000	16,501,000
2010	602,000	7,177,000
2011	678,000	—
2012	625,000	—
2013	889,000	—
2014	1,070,000	8,107,000
2015	934,000	4,080,000
2016	840.000	5,198,000
	7,512,000	57,500,000

The Company has net operating loss carryforwards for U.S. federal income tax purposes of approximately $59,680,000 (US$53,380,000) which begin to expire in 2007 and net operating loss carryforwards for U.S. state income tax purposes of approximately $24,660,000 (US$22,060,000) which begin to expire in 2008. The Company also has research and development credit carryforwards for U.S. federal and state tax purposes of approximately $2,070,000 (US$1,850,000) and $1,920,000 (US$1,720,000) respectively. The federal research and development credit carryforwards begin to expire in 2007 and the state research and development credit carryforwards have no expiration date.

In addition, the Company has net capital loss carryforwards of approximately $1,500,000 which may be used to reduce future taxable capital gains in Canada.

14. INCOME TAXES (cont’d.)

Significant components of the Company’s future tax assets as of April 30 are shown below:

	2006	2005
	$	$

Future tax assets:
Research and development deductions and credits	21,758,000	17,383,000
Loss carryforwards	41,492,000	44,163,000
Share issue costs	392,000	200,000
Tax values of depreciable assets in excess of accounting values	6,781,000	9,204,000
Other assets	915,000	1,098,000
Total future tax assets	71,308,000	72,048,000
Valuation allowance	(71,308,000)	(72,048,000)
Total future tax assets	—	—

Realization of the future tax assets is dependent upon generating sufficient taxable income prior to the expiration of any loss carry forward balances for tax purposes. Due to the Company’s state of development and operations, the Company has not met the test that it is more likely than not that the future tax assets will be realized. Accordingly, a valuation allowance has been provided, equal to the total future tax assets. The valuation allowance is reviewed periodically and if the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period. In addition, due to the change in control of MitoKor Inc. during the year end April 30, 2005 [note 4], the future utilization of certain loss carry forwards and tax credits that were incurred by MitoKor Inc. prior to acquisition will be restricted and subject to annual limitations.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 34.37% [2005 - 35.62%; 2004 - 36.95%] statutory tax rate, at April 30, is:

	2006	2005	2004
	$	$	$

Income tax recovery at statutory rates	(3,901,000)	(3,756,000)	(4,617,000)
Benefit of future tax assets not recognized	3,903,000	3,636,000	4,484,000
Foreign tax rate differences	(130,000)	95,000	—
Stock-based compensation	99,000	133,000	87,000
Other	29,000	(108,000)	46,000
	—	—	—

15. SEGMENTED INFORMATION

The Company operates primarily in one business segment with operations located in Canada and the United States. All of the Company’s long-lived assets are located in Canada except for intellectual property and equipment with a net book value of $4,779,076 [2005 - $5,407,031] and $12,260 [2005 - $15,513], respectively, which are located in the United States. During the year ended April 30, 2006, 59% and 41% [2005 - 100% and nil%] of total revenue was derived from two licensees [notes 16 [a] and [b]] in the United States. At April 30, 2006, included in amounts receivable are $nil and $nil [2005 - $58,000 and $nil] due from these two licensees, respectively. During the year ended April 30, 2004, 100% of total revenue was derived from one former licensee [note 16 [f]] in the United States.

16.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS

[a]

Cadence Pharmaceuticals Inc (“Cadence”; formerly Strata Pharmaceuticals Inc)

On August 2, 2004, the Company and Cadence entered into a collaboration and license agreement for the North American and European rights to CPI-226, the Company’s product candidate for the prevention of catheter-related infections. Pursuant to the terms of the agreement the Company received: (i) an up-front fee of $1,979,000 (US$1,500,000); and (ii) an equity investment of $665,000 (US$500,000) priced at a premium to market. As part of the agreement, the Company is also entitled to receive development and commercialization milestone payments up to US$27,000,000 (reduced from US$30,000,000 as certain alternative milestones no longer considered possible) and a double-digit royalty on net sales of the product (a portion of certain manufacturing development costs incurred by Cadence up to US$2,000,000 are to be deducted from royalties). In addition, Cadence is responsible for and will fund the clinical, regulatory, and commercialization costs related to the product candidate and will assume responsibility for manufacturing. The agreement also provides for a Joint Management Development Committee with representatives from both the Company and Cadence.

As the Company will have limited involvement in the ongoing development of the product the licensing fee of $1,979,000 and the $110,000 premium on the equity investment were recognized as licensing revenue during the year ended April 30, 2005.

On August 2, 2004, the Company issued 617,284 common shares to Cadence pursuant to the equity investment [note 13[a]].

16.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS (cont’d.)

[b]

Cutanea Life Sciences Inc

On December 7, 2005 the Company entered into a license agreement with Cutanea Life Sciences, Inc. (“Cutanea”), for the exclusive worldwide rights to develop and market CLS001 (formerly known as MX-594AN) and its analogues for dermatological indications. Pursuant to the license agreement, the Company received a $233,055 (US$200,000) licensing fee and is eligible to receive up to approximately US$21,000,000 in development and commercialization milestone payments, as well as royalties on net sales (a portion of certain manufacturing development costs incurred by Cutanea up to US$500,000 may be deducted from royalties). In addition, Cutanea is responsible for and will fund all development activities including formulation, clinical, regulatory, and commercialization costs. As the Company will have limited involvement in the ongoing development of any Cutanea products, the licensing fee of $233,055 was recognized as licensing revenue during the year ended April 30, 2006.

[c]

Pfizer Inc

In November 1998, MitoKor [note 4] entered into a collaborative research and development agreement with Pfizer to discover and develop molecules that affect selected mitochondrial targets, focusing on the treatment and prevention of neurodegenerative disease. Under the terms of the agreement, Pfizer funded research performed by MitoKor for a specific number of full time researchers through May 2002. Concurrent with the research and development agreement, MitoKor also entered into a license and royalty agreement with Pfizer pursuant to which MitoKor granted Pfizer an exclusive license to sell certain products developed in connection with the collaborative research and development agreement in exchange for event-based milestone and royalty payments specified in the license and royalty agreement. To date, no milestone payments or royalty income has been received associated with the agreement.

[d]

Schering Corporation

On July 13, 2005 the Company entered into a Material Transfer and License Option agreement with Schering Corporation (“Schering”) related to celgosivir (MX-3253), the Company’s first-in-class compound in Phase II clinical development for the treatment of chronic Hepatitis C Virus (HCV) infections.

Under the terms of the agreement, at no cost to the Company, Schering has supplied PEGETRON® and is providing certain technical and laboratory support and other services for the Company’s current MX-3253 Phase IIb combination study in chronic HCV patients. In addition, the agreement grants Schering limited periods of exclusivity for data review of clinical trial results and for the negotiation of a license agreement. As of April 30, 2006, the Company estimates that the value of the PEGETRON® and lab testing services received by the Company to be approximately $730,000 and the Company has recorded this non-monetary consideration and expense at a net cost of $nil in its research and development expenses for the year ended April 30, 2006.

16.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS (cont’d.)

[e]

Wyeth

MitoKor [note 4] is a party to a license agreement with Wyeth. Under the agreement, Wyeth holds an exclusive, worldwide license, as well as options to obtain a license under certain of the Company’s patents to develop certain estrogens and estrogen-like compounds for the treatment of human neurodegenerative disease, including Alzheimer’s disease and certain other dementias. Wyeth has funded a Phase III clinical trial evaluating the use of estrogens to delay the onset and slow the progression of Alzheimer’s disease and certain other dementias in post-menopausal women. The agreement provides for option exercise fees, preclinical and clinical milestone payments and royalty and other payments following the commercial approval of any products developed and launched by Wyeth under this agreement. Wyeth is obligated to use commercially reasonable efforts to develop and commercialize one or more products under this agreement. Wyeth retains the right to terminate this agreement on a product-by-product basis. Written notice requirements are either 90 days or 360 days depending on the country and the status of Wyeth’s product marketing efforts. If the agreement is so terminated by Wyeth, the licensed patent rights revert to the Company. To date, no milestone payments or royalty income has been received associated with the agreement.

[f]

Fujisawa Healthcare, Inc

On July 8, 2002, the Company entered into a collaboration and license agreement with Fujisawa Healthcare, Inc. (“Fujisawa”) for the North American rights to the Company’s product candidate for the prevention of central venous catheter-related bloodstream infections (the “CVC product candidate”). Pursuant to the terms of the agreement, the Company received an up-front license fee of US$1,000,000 and was entitled to receive milestone payments up to US$20,000,000 upon the achievement of certain development and commercial milestones and a 20% royalty on sales of the product. As well, the Company received funding for all development costs for the CVC product candidate. The upfront license fee was being amortized into income over the estimated development period (approximately three and one-half years) for the CVC product candidate in the United States, Canada and Mexico with the unamortized portion being recorded as deferred revenue on the balance sheet. The development cost funding was being recognized as revenue as the clinical development activities were performed under the terms of the agreement. On September 22, 2003 the Company and Fujisawa amended the collaboration and license agreement by extending Fujisawa’s review period from September 22, 2003 to January 22, 2004 following the results from a Phase III clinical trial. On January 20, 2004, Fujisawa elected to terminate the agreement and all rights pertaining to the CVC product candidate were returned to the Company. Accordingly, the unamortized deferred revenue relating to the upfront license payment received from Fujisawa in July 2002 was recorded as licensing revenue during the year ended April 30, 2004.

17. Related Party Transactions

All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms. During the year ended April 30, 2006, the Company incurred legal fees of $571,365 [2005 - $635,964; 2004 - $767,455] inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner. Included in accounts payable and accrued liabilities at April 30, 2006, is $348,978 [2005 - $209,342] owed to this law firm.

18.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

[a]

Under Canadian GAAP, acquired technology and technology licenses are capitalized and amortized on a straight-line basis over its estimated useful life of ten years. Under US GAAP, the Company’s acquired technology and technology licenses would be classified as in-process research and development and written off immediately as they do not have any other alternative uses.

[b]

Under U.S. GAAP, stock-based compensation to non-employees must be recorded at the fair market value of the stock option grants on the earlier of the date at which a performance commitment is reached or the vesting date of the options. Under Canadian GAAP, this policy was adopted effective May 1, 2002 and applies to options granted on or after May 1, 2002. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of $nil in respect of options granted to consultants prior to May 1, 2002 and earned during the year ended April 30, 2006 [2005 - $nil; 2004 - $5,000]. The fair value of these options was estimated using a Black-Scholes pricing model with the following weighted average assumptions for the year ended April 30, 2004: risk free interest rates of 3.3%; dividend yield of 0%; volatility factor of the expected market price of the Company’s common stock of 91.6%; and a weighted average expected life of the options of five years.

[c]

SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires management to determine the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluate such designation as of each balance sheet date. The Company classifies its short-term investments as held-to-maturity securities, which are to be carried at amortized cost. The unrealized gains and losses, if any, are not included in the consolidated statement of loss as the gains and losses are unlikely to be realized due to the Company’s intent to hold the underlying securities to maturity.

[d]

For purposes of reconciliation to U.S. GAAP, the Company presents the disclosure of comprehensive income and its components. Comprehensive income includes all changes in equity during the year except shareholder transactions. For the Company, accumulated other comprehensive income was $nil as at April 30, 2004, 2005 and 2006.

18.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d).

 [e]

For purposes of Canadian GAAP, the effect of the change in accounting policy described in note 3[b] is applied retroactively and all prior years have been restated. For purposes of U.S. GAAP, the effect of the change in accounting policy described in note 3[b] is applied as a cumulative effect adjustment to the current year’s reported net loss.

The impact of the significant U.S. GAAP variations from above on the Consolidated Balance Sheets are as follows:

	2006	2005
	$	$

Intangible assets	—	13,948
Additional paid-in capital / contributed surplus	5,974,145	2,572,711
Deficit	(116,170,160)	(105,661,098)

The impact of the significant U.S. GAAP variations from above on the Consolidated Statements of Loss are as follows:

	2006	2005	2004
	$	$	$

Loss for the year, Canadian GAAP	(11,349,855)	(10,543,702)	(12,495,089)
Adjustment for amortization and write-down of acquired technology	821,281	514,396	605,237
Adjustment for amortization and write-down of technology licenses	19,512	19,814	687,595
Adjustment for purchase of in-process research and development	—	(5,810,049)	(189,015)
Adjustment to eliminate retroactive change in accounting policy	—	—	276,310
Adjustment for stock-based compensation
- non-employees	—	—	(5,000)
Loss for the year before cumulative effect of change in accounting policy, U.S. GAAP	(10,509,062)	(15,819,541)	(11,119,962)

Cumulative effect of change in accounting policy	—	(982,213)	—
Loss and comprehensive loss for the year, U.S. GAAP	(10,509,062)	(16,801,754)	(11,119,962)

Basic and diluted loss per share, U.S. GAAP	$(0.14)	$(0.29)	$(0.23)
Weighted average number of common shares outstanding, U.S. GAAP	73,053,906	58,218,261	47,833,452

18.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[f]

The following pro forma financial information presents the loss and basic and diluted loss per share for the years ending April 30, 2004, 2005 and 2006 had the Company recognized stock-based compensation using a fair value based method for stock options granted to employees and directors prior to May 1, 2003:

	2006 $	2005 $	2004 $

Loss for the year as reported - U.S. GAAP	(10,509,062)	(16,801,754)	(11,119,962)
Add: Stock-based employee compensation expense included in loss for the year as reported - U.S. GAAP	279,681	354,764	210,870
Deduct: Stock-based employee compensation expense using fair value based method for all stock options vested in the year	(327,256)	(725,637)	(739,664)
Pro forma loss for the year	(10,556,637)	(17,172,627)	(11,648,756)

Pro forma basic and diluted loss per share	(0.14)	(0.29)	(0.24)

See note 13[f] for assumptions used in determining values for options granted in each of the years ending April 30, 2004, 2005 and 2006.

[g]

In December 2004, the Financial Accounting Standards Board issued SFAS 123R “Share-Based Payments”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”. SFAS 123R requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro forma disclosure or the prospective recognition adopted by the Company in the year ended April 30, 2004. Accordingly, from the date of adoption of the revised standard on May 1, 2006, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to May 1, 2003. However, had the Company adopted SFAS 123R in prior periods, the impact of the standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma loss for the period and loss per common share in the table above.

[h]

FAS 154, “Accounting Changes and Error Correction” establishes, unless impracticable retrospective application as the required method for reporting a change in accounting principle effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of this pronouncement will have an impact on its financial statements.

19. SUBSEQUENT EVENTS

[a]

The Company completed a financing of $8.8 million relating to the sale of a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals [note 16[a]] and Cutanea Life Sciences [note 16[b]]. A total of 29,465 royalty units were issued at a price of $300 per unit representing the royalties purchased by the unit holders (up to $1,000 per unit) under the license agreements. The $1,000 of royalties per unit purchased is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties received until a further $400 of royalties is paid per unit. The units can be converted at the option of the holder at any time into the Company’s common shares (initially 600 common shares per unit based on conversion price of $0.50 per common share, with the number of common shares reduced proportionately for royalties received by the unit holders). Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater. The Company has provided the purchasers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements. In connection with completing the transaction: [i] paid the agent a cash commission of $707,160 and issued to the agent warrants expiring May 3, 2009 for the purchase of 883,950 common shares at a price of $0.50 per common share; and [ii] incurred approximately $400,000 in legal, professional and other costs of which $274,771 is included in other assets at April 30, 2006.

[b]

The Company issued 40,492 common shares for proceeds of $18,848 on the exercise of warrants for the purchase of 27,853 common shares at $0.45 per common share, 8,889 common shares at $0.55 per common share and the exercise of options for the purchase of 3,750 common shares at $0.38 per common share.

[c]

The Company granted options to acquire 641,800 common shares at exercise prices ranging from $0.43 to $0.57 and expiring between May 21, 2011 and June 26, 2014.

[d]

Options to acquire 60,300 common shares were cancelled or expired at exercise prices ranging from $0.38 to $3.25.

[e]

Warrants to acquire 3,424 common shares at an exercise price of US$17.52 expired unexercised.

BOARD OF DIRECTORS

David Scott, MBA (2, 3)

Chairman of the Board

James M. DeMesa, MD, MBA

Director

Richard W. DeVries, LLB (1,3)

Director

Alistair Duncan Jr., BSc, CA (1,2)

Director

Steven Gillis, PhD (2)

Director

Colin R. Mallet, BA (1, 3)

Director

Walter H. Moos, PhD

Director

W. Keith Schilit, PhD (1)

Director

(1) Member of Audit Committee

(2) Member of Compensation Committee

(3) Member of Corporate Governance & Nominating Committee

CORPORATE SECRETARY

R. Hector Mackay-Dunn, BA, LLB

SENIOR MANAGEMENT TEAM

James M. DeMesa, MD, MBA

President & CEO

Arthur J. Ayres, CA

Sr. VP, Finance & CFO

Jacob J. Clement, PhD

Sr. VP, Science &

Technology & CSO

William D. Milligan, BSc

Sr. VP, Corporate

Development & CBO

AnnKatrin Petersen-Jappelli, M.D., M.A.
VP, Clinical Development

HOME OFFICE

BC Research Complex

3650 Wesbrook Mall

Vancouver, BC Canada V6S 2L2

Tel: (604) 221-9666

Fax: (604) 221-9688

U.S. OFFICE

12780 High Bluff Drive

Suite 210

San Diego, CA  92130Tel: (858)-793-7800

Fax: (858)-793-7805

STOCK LISTING

The company’s common shares are traded on The Toronto Stock Exchange (TSX) under the trading symbol MGI, and in the United States over the counter under the trading symbol MGIFF.

WEBSITE

Website: www.migenix.com

LEGAL COUNSEL

Corporate

Farris, Vaughan, Wills & Murphy

Vancouver, BC Canada

U.S. Securities Counsel

Dorsey & Whitney LLP

Seattle, WA USA

Intellectual Property & Patent

Darby & Darby Intellectual Property Law

Seattle, WA USA

Seed Intellectual Property Law Group

Seattle, WA USA

Bromberg & Sunstein LLP

Boston, MA USA

BANKERS

Royal Bank of Canada

Vancouver, BC Canada

AUDITORS

Ernst & Young LLP

Chartered Accountants

Vancouver, BC Canada

TRANSFER AGENT AND REGISTAR

Pacific Corporate Trust Company

3rd Floor

510 Burrard Street

Vancouver, BC Canada V6C 3B9

ANNUAL GENERAL MEETING

2:00 pm

Tuesday, September 12, 2006

BCRI Auditorium

BC Research Complex

3650 Wesbrook Mall

Vancouver, BC Canada